SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 26, 2024
KT Corporation

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	Vice President

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	Director

KT Corporation and Its Subsidiaries

Consolidated Interim Financial Statements

June 30, 2024 and 2023, and December 31, 2023

ATTACHMENT: INDEPENDENT AUDITOR’S REVIEW REPORT

KT Corporation and Its Subsidiaries

Index

June 30, 2024 and 2023, and December 31, 2023

Page(s)
Report on Review of Consolidated Interim Financial Statements	1 – 2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	3 – 4

Consolidated Interim Statements of Profit or Loss	5

Consolidated Interim Statements of Comprehensive Income	6

Consolidated Interim Statements of Changes in Equity	7 – 8

Consolidated Interim Statements of Cash Flows	9 – 10

Notes to the Consolidated Interim Financial Statements	11 – 76

Deloitte Anjin LLC 9F., One IFC, 10, Gukjegeumyung-ro, Youngdeungpo-gu, Seoul 07326, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

Independent Auditor’s Review Report

[English Translation of Independent Auditor’s Review Report Originally Issued in Korean on August 14, 2024]

To the Shareholders and the Board of Directors of KT Corporation.

Reviewed Consolidated Interim Financial Statements

We have reviewed the accompanying consolidated interim financial statements of KT Corporation and its subsidiaries (the “Group”). The consolidated interim financial statements consist of the consolidated statement of financial position as of June 30, 2024, and the related consolidated interim statements of profit or loss and comprehensive income for the three-month and six-month periods ended June 30, 2024 and 2023, and changes in equity and cash flows for the six-month periods ended June 30, 2024 and 2023, all expressed in Korean won, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No. 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semi-annual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of consolidated interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing(“KSA”) and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements referred to above do not present fairly, in all material respects, the financial position as of June 30, 2024, and its financial performance and its cash flows for the six-month periods ended June 2024 in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other Matters

We have audited the consolidated statement of financial position as of December 31, 2023, and the related consolidated statement of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, in accordance with KSA. We expressed an unqualified opinion on those consolidated financial statements in our audit report dated March 18, 2024. The accompanying consolidated statement of financial position as of December 31, 2023, presented for comparative purposes, is not different from the audited consolidated statement of financial position above in all material respects.

Seoul, Korea

August 14, 2024

Notice to Readers

This review report is effective as of August 14, 2024, the auditor’s review report date. Certain subsequent events or circumstances may have occurred between the auditor’s review report date and the time the auditor’s review report is read. Such events or circumstances could significantly affect the financial statements and may result in modifications to the auditor’s review report.

KT Corporation and Its Subsidiaries

Consolidated Interim Statements of Financial Position

As of June 30, 2024 and December 31, 2023

(In millions of Korean won)	Notes	June 30, 2024		December 31, 2023
Assets
Current Assets
Cash and cash equivalents	4,29	~~W~~	3,786,724	~~W~~	2,879,554
Trade and other receivables, net	4,5,29		6,881,876		7,170,289
Other financial assets	4,6,29		1,304,742		1,440,200
Current income tax assets			2,325		3,299
Inventories, net	7		964,044		912,262
Other current assets	8		2,235,470		2,112,553

Total Current Assets			15,175,181		14,518,157

Non-Current Assets
Trade and other receivables, net	4,5,29		1,379,706		1,404,168
Other financial assets	4,6,29		3,070,502		2,724,761
Property and equipment, net	9		14,591,713		14,872,079
Right-of-use assets	16		1,286,681		1,304,963
Investment properties, net	9		2,250,074		2,198,135
Intangible assets, net	9		2,266,316		2,533,861
Investments in associates and joint ventures	10		1,592,746		1,556,889
Deferred income tax assets			623,699		608,924
Net defined benefit assets	14		92,458		160,748
Other non-current assets	8		815,303		827,297

Total Non-Current Assets			27,969,198		28,191,825

Total Assets		~~W~~	43,144,379	~~W~~	42,709,982

KT Corporation and Its Subsidiaries

Consolidated Interim Statements of Financial Position

As of June 30, 2024 and December 31, 2023

(In millions of Korean won)	Notes	June 30, 2024		December 31, 2023
Liabilities
Current Liabilities
Trade and other payables	4,11,29	~~W~~	8,052,305	~~W~~	8,054,922
Borrowings	4,12,29		3,595,006		3,058,564
Other financial liabilities	4,6,29		324,832		322,099
Current income tax liabilities			316,958		236,463
Other provisions	13,15		105,854		115,209
Deferred income	19		62,500		51,537
Other current liabilities	4,8,16		1,637,760		1,308,615

Total Current Liabilities			14,095,215		13,147,409

Non-Current Liabilities
Trade and other payables	4,11,29		556,236		819,558
Borrowings	4,12,29		6,555,579		7,159,601
Other financial liabilities	4,6,29		696,966		753,739
Net defined benefit liabilities	14		73,113		63,616
Other provisions	13,15		111,420		107,014
Deferred income	19		147,972		153,563
Deferred income tax liabilities			1,053,640		994,330
Other non-current liabilities	4,8,16		872,337		950,015

Total Non-Current Liabilities			10,067,263		11,001,436

Total Liabilities			24,162,478		24,148,845

Equity Attribute to Owners of the Controlling Company
Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	17		14,452,660		14,494,430
Accumulated other comprehensive income			294,207		52,407
Other components of equity	18		(637,177)		(802,418)

			17,114,447		16,749,176
Non-Controlling Interest			1,867,454		1,811,961

Total Equity			18,981,901		18,561,137

Total Liabilities and Equity		~~W~~	43,144,379	~~W~~	42,709,982

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Its Subsidiaries

Consolidated Interim Statements of Profit or Loss

For the three-month and six-month periods ended June 30, 2024 and 2023

		Three-Month and Six-Month Periods Ended June 30
(In millions of Korean won, except per share amounts)	Notes	2024				2023
		Three-month		Six-month		Three-month		Six-month
Operating Revenue	19,27	~~W~~	6,546,399	~~W~~	13,200,973	~~W~~	6,547,521	~~W~~	12,991,197
Operating Expenses	20		6,052,413		12,200,487		5,971,413		11,928,984

Operating Profit	27		493,986		1,000,486		576,108		1,062,213
Other income	21		107,459		180,297		62,945		131,931
Other expenses	21		48,027		118,399		74,399		134,636
Finance income	22		218,356		468,632		126,026		299,360
Finance costs	22		212,032		452,524		148,498		375,279
Share of net profits (losses) of associates and joint ventures	10		(3,033)		7,205		5,952		2,147

Profit before Income Tax			556,709		1,085,697		548,134		985,736
Income tax expense	23		146,168		282,153		115,635		243,609

Profit for the Period		~~W~~	410,541	~~W~~	803,544	~~W~~	432,499	~~W~~	742,127

Profit for the Period Attributable to:
Owners of the Controlling Company		~~W~~	393,025	~~W~~	768,555	~~W~~	394,533	~~W~~	691,147
Non-controlling interests			17,516		34,989		37,966		50,980
Earnings per share attributable to the equity holders of the Controlling Company during the period (in Korean won):	24
Basic earnings per share		~~W~~	1,598	~~W~~	3,122	~~W~~	1,580	~~W~~	2,734
Diluted earnings per share			1,597		3,120		1,578		2,731

The above consolidated interim statements of profit or loss should be read in conjunction with the accompanying notes.

KT Corporation and Its Subsidiaries

Consolidated Interim Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2024 and 2023

		Three-Month and Six-Month Periods Ended June 30
(In millions of Korean won)	Notes	2024				2023
		Three-month		Six-month		Three-month		Six-month
Profit for the period		~~W~~	410,541	~~W~~	803,544	~~W~~	432,499	~~W~~	742,127

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liabilities	14		(1,251)		(648)		4,114		(1,296)
Share of remeasurement gain of associates and joint ventures			(601)		(696)		(836)		232
Gain on valuation of equity instruments at fair value through other comprehensive income	6		117,346		230,801		41,222		114,039
Items that are or may be subsequently reclassified to profit or loss:
Valuation gains (losses) on cash flow hedges	6		58,683		141,436		(9,247)		47,349
Other comprehensive income from cash flow hedges reclassified to profit or loss			(66,223)		(152,944)		(8,388)		(75,413)
Share of other comprehensive income of associates and joint ventures			4,303		4,917		4,532		13,371
Exchange differences on translation of foreign operations			680		46,406		13,924		21,401

Other comprehensive income (loss) for the period, net of tax			112,937		269,272		45,321		119,683

Total comprehensive income for the period		~~W~~	523,478	~~W~~	1,072,816	~~W~~	477,820	~~W~~	861,810

Total comprehensive income for the period attributable to:
Owners of the Controlling Company		~~W~~	504,272	~~W~~	1,011,815	~~W~~	430,149	~~W~~	795,672
Non-controlling interests			19,206		61,001		47,671		66,138

The above consolidated interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KT Corporation and Its Subsidiaries

Consolidated Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2024 and 2023

		Attributable to owners of the Controlling Company
(In millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non controlling interest		Total Equity
Balance as of January 1, 2023		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	14,257,343	~~W~~	(77,776)	~~W~~	(572,152)	~~W~~	16,612,172	~~W~~	1,802,551	~~W~~	18,414,723
Comprehensive income
Profit for the period			—		—		691,147		—		—		691,147		50,980		742,127
Remeasurements of net defined benefit liabilities	14		—		—		1,291		—		—		1,291		(2,587)		(1,296)
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures			—		—		223		—		—		223		9		232
Share of other comprehensive income of associates and joint ventures			—		—		—		10,303		—		10,303		3,068		13,371
Valuation gains (losses) on cash flow hedges	6		—		—		—		(27,888)		—		(27,888)		(176)		(28,064)
Valuation gains on financial instruments at fair value through other comprehensive income			—		—		222		113,822		—		114,044		(5)		114,039
Exchange differences on translation of foreign operations			—		—		—		6,552		—		6,552		14,849		21,401

Total comprehensive income for the period			—		—		692,883		102,789		—		795,672		66,138		861,810

Transactions with owners
Dividends paid by the Controlling Company			—		—		(501,843)		—		—		(501,843)		—		(501,843)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(24,441)		(24,441)
Change in ownership interests in subsidiaries			—		—		—		—		2,405		2,405		(7,608)		(5,203)
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(44,422)		—		44,422		—		—		—
Acquisition of treasury stock			—		—		—		—		(300,086)		(300,086)		—		(300,086)
Others			—		—		—		—		7,029		7,029		1,751		8,780

Subtotal			—		—		(546,265)		—		(246,230)		(792,495)		(30,298)		(822,793)

Balance as at June 30, 2023		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	14,403,961	~~W~~	25,013	~~W~~	(818,382)	~~W~~	16,615,349	~~W~~	1,838,391	~~W~~	18,453,740

KT Corporation and Its Subsidiaries

Interim Consolidated Statements of Changes in Equity

For the six-month periods ended June 30, 2024 and 2023

		Attributable to owners of the Controlling Company
(In millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non controlling interest		Total Equity
Balance as of January 1, 2024		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	14,494,430	~~W~~	52,407	~~W~~	(802,418)	~~W~~	16,749,176	~~W~~	1,811,961	~~W~~	18,561,137
Comprehensive income
Profit for the period			—		—		768,555		—		—		768,555		34,989		803,544
Remeasurements of net defined benefit liabilities	14		—		—		556		—		—		556		(1,204)		(648)
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures			—		—		(510)		—		—		(510)		(186)		(696)
Share of other comprehensive income of associates and joint ventures			—		—		—		4,463		—		4,463		454		4,917
Valuation gains (losses) on cash flow hedges	6		—		—		—		(11,219)		—		(11,219)		(289)		(11,508)
Valuation gains on financial instruments at fair value through other comprehensive income			—		—		1,414		229,077		—		230,491		310		230,801
Exchange differences on translation of foreign operations			—		—		—		19,479		—		19,479		26,927		46,406

Total comprehensive income for the period			—		—		770,015		241,800		—		1,011,815		61,001		1,072,816

Transactions with owners
Dividends paid by the Controlling Company			—		—		(482,970)		—		—		(482,970)		—		(482,970)
Interim dividends paid by the Controlling Company			—		—		(122,859)		—		—		(122,859)		—		(122,859)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(20,642)		(20,642)
Change in Consolidation Scope			—		—		—		—		—		—		(796)		(796)
Change in ownership interests in subsidiaries			—		—		—		—		(15,777)		(15,777)		14,562		(1,215)
Acquisition of treasury stock			—		—		—		—		(27,100)		(27,100)		—		(27,100)
Disposal of treasury stock			—		—		—		—		3,760		3,760		—		3,760
Retirement of treasury stocks			—		—		(205,956)		—		205,956		—		—		—
Others			—		—		—		—		(1,598)		(1,598)		1,368		(230)

Subtotal			—		—		(811,785)		—		165,241		(646,544)		(5,508)		(652,052)

Balance as of June 30, 2024		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	14,452,660	~~W~~	294,207	~~W~~	(637,177)	~~W~~	17,114,447	~~W~~	1,867,454	~~W~~	18,981,901

The above consolidated interim statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Its Subsidiaries

Consolidated Interim Statements of Cash Flows

For the six-month periods ended June 30, 2024 and 2023

		Six-Month Periods Ended June 30
(In millions of Korean won)	Notes	2024		2023
Cash flows from operating activities
Cash generated from operations	25	~~W~~	3,428,623	~~W~~	2,864,299
Interest paid			(214,215)		(190,745)
Interest received			188,726		173,784
Dividends received			48,179		37,661
Income tax paid			(214,987)		(207,457)

Net cash inflow from operating activities			3,236,326		2,677,542

Cash flows from investing activities
Collection of loans			18,672		22,240
Disposals of financial assets at fair value through profit or loss			74,119		65,088
Disposals of financial assets at amortized cost			949,781		924,623
Disposals of financial assets at fair value through other comprehensive income			7,851		306
Disposals of investments in associates and joint ventures			3,745		5,405
Disposals of property, equipment and investment properties			26,696		33,556
Disposals of intangible assets			4,069		4,641
Disposals of right-of-use assets			100		1,330
Disposals of derivatives			—		4,888
Increase in cash due to consolidation scope change			9,847		1,765
Loans granted			(14,278)		(16,865)
Acquisitions of financial assets at fair value through profit or loss			(105,687)		(49,719)
Acquisitions of financial assets at amortized cost			(546,754)		(960,331)
Acquisitions of financial assets at fair value through other comprehensive income			(1,000)		(501)
Acquisitions of investments in associates and joint ventures			(29,580)		(42,911)
Acquisitions of property and equipment and investment properties			(1,205,286)		(1,690,823)
Acquisitions of intangible assets			(345,359)		(471,838)
Acquisitions of right-of-use assets			(4,666)		(568)
Decrease in cash due to consolidation scope change			(10,310)		(3,134)

Net cash outflow from investing activities		~~W~~	(1,168,040)	~~W~~	(2,172,848)

KT CORPORATION and ITS SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the six-month periods ended June 30, 2024 and 2023

		Six-Month Periods Ended June 30
(In millions of Korean won)	Notes	2024		2023
Cash flows from financing activities
Proceeds from borrowings		~~W~~	2,060,181	~~W~~	3,356,398
Cash inflow from derivatives contracts			1,118		26,593
Cash inflow from transactions with non-controlling shareholders			812		—
Cash inflow from other financing activities			130		2,017
Repayments of borrowings			(2,341,632)		(3,497,760)
Dividends paid			(626,429)		(526,268)
Decrease in finance lease liabilities			(200,555)		(208,342)
Decrease in other financial liabilities			—		(4)
Acquisition of treasury stock			(27,100)		(300,086)
Cash outflow from transactions with non-controlling shareholders			(30,738)		(3,085)
Cash outflow from other financing activities			(36)		—

Net cash outflow from financing activities			(1,164,249)		(1,150,537)

Effect of exchange rate change on cash and cash equivalents			3,133		2,278

Net increase (decrease) in cash and cash equivalents			907,170		(643,565)
Cash and cash equivalents
Beginning of the period			2,879,554		2,449,062

End of the period		~~W~~	3,786,724	~~W~~	1,805,497

The above consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

1.	General Information

The consolidated financial statements have been prepared by KT Corporation, the “Controlling Company” as defined under Korean IFRS 1110 Consolidated Financial Statements, by consolidating 82 subsidiaries (collectively referred to as the “Group”) including BC Card Co., Ltd., etc. as described in Note 1.2

1.1	The Controlling Company

KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telecommunication services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Controlling Company’s registered office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of Act on the Management of the Government-Invested Institutions and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represents new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued on the New York Stock Exchange.

In 2002, the Controlling Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As of June 30, 2024, the Korean government does not own any shares in the Controlling Company.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

1.2	Consolidated Subsidiaries

(1)	The consolidated subsidiaries as of June 30, 2024 and December 31, 2023, are as follows:

			Controlling Interest [1] (%)
Subsidiary	Type of business	Location	June 30, 2024	December 31, 2023	Closing month
KT Linkus Co., Ltd.	Public telephone maintenance	Korea	92.4%	92.4%	December
KT Telecop Co., Ltd.	Security service	Korea	86.8%	86.8%	December
KT Alpha Co., Ltd. [5]	Data communication	Korea	73.0%	73.0%	December
KT Service Bukbu Co., Ltd	Opening services of fixed line	Korea	67.3%	67.3%	December
KT Service Nambu Co., Ltd.	Opening services of fixed line	Korea	77.3%	77.3%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.3	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.4	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.5	Investment fund	Korea	100.0%	100.0%	December
BC-VP Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December
VP Inc. [5]	Payment security service for credit card, others	Korea	72.2%	72.2%	December
H&C Network	Call center for financial sectors	Korea	100.0%	100.0%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
INITECH Co., Ltd. [5]	Internet banking ASP and security solutions	Korea	66.1%	63.9%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	64.5%	64.5%	December
KTDS Co., Ltd. [5]	System integration and maintenance	Korea	91.6%	91.6%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
GENIE Music Corporation 2,	Online music production and distribution	Korea	36.0%	36.0%	December
KT MOS Bukbu Co., Ltd. [5]	Telecommunication facility maintenance	Korea	100.0%	100.0%	December
KT MOS Nambu Co., Ltd. [5]	Telecommunication facility maintenance	Korea	98.4%	98.4%	December
KT Skylife [5]	Satellite TV	Korea	50.6%	50.6%	December
Skylife TV Co., Ltd.	TV contents provider	Korea	100.0%	100.0%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT Investment Management Inc.	Asset management, real estate, and consulting services	Korea	100.0%	100.0%	December
NEXR Co., Ltd.	Cloud system implementation	Korea	100.0%	100.0%	December
KTGDH Co., Ltd.	Data center development and related service	Korea	100.0%	100.0%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December
Nasmedia, Co., Ltd. [2,5]	Solution provider and IPTV advertisement sales business	Korea	44.1%	44.1%	December
KT Sports Co., Ltd.	Management of sports teams	Korea	100.0%	100.0%	December
KT Music Contents Fund No.2	Music and contents investment business	Korea	100.0%	100.0%	December
KTCS Corporation [2,5]	Database and online information provider	Korea	34.1%	34.1%	December
KTIS Corporation [2,5]	Database and online information provider	Korea	33.3%	33.3%	December

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

			Controlling Interest [1] (%)
Subsidiary	Type of business	Location	June 30, 2024	December 31, 2023	Closing month
KT M Mobile Co., Ltd.	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd.	Financing business for new technology	Korea	100.0%	100.0%	December
PlayD Co., Ltd.	Advertising agency	Korea	70.4%	70.4%	December
Next Connect PFV	Residential building development and supply	Korea	100.0%	100.0%	December
KT Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December
KT Japan Co., Ltd.	Foreign investment business and local counter work	Japan	100.0%	100.0%	December
East Telecom LLC	Wireless/fixed line internet business	Uzbekistan	91.6%	91.6%	December
KT America, Inc.	Foreign investment business and local counter work	USA	100.0%	100.0%	December
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hongkong Telecommunications Co., Ltd.	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Korea Telecom Singapore Pte. Ltd.	Foreign investment business and local counter work	Singapore	100.0%	100.0%	December
Texnoprosistem LLC	Fixed line internet business	Uzbekistan	100.0%	100.0%	December
Nasmedia Thailand Co., Ltd.	Internet advertising solution	Thailand	99.9%	99.9%	December
KT Huimangjieum	Manufacturing	Korea	100.0%	100.0%	December
K-REALTY RENTAL HOUSING REIT 3	Residential building	Korea	88.6%	88.6%	December
Storywiz Co., Ltd.	Contents and software development and supply	Korea	100.0%	100.0%	December
KT Engineering Co., Ltd.	Telecommunication facility construction and maintenance	Korea	100.0%	100.0%	December
KT Studio Genie Co., Ltd.	Data communication service and data communication construction business	Korea	90.9%	90.9%	December
KHS Corporation	Operation and maintenance of facilities	Korea	100.0%	100.0%	December
HCN Co., Ltd.	Cable television service	Korea	100.0%	100.0%	December
Millie Seojae [2]	Book contents service	Korea	38.7%	30.2%	December
KT ES Pte. Ltd.	Foreign investment business	Singapore	68.8%	57.6%	December
Epsilon Global Communications PTE. Ltd.	Network service industry	Singapore	100.0%	100.0%	December
Epsilon Telecommunications (SP) PTE. Ltd.	Fixed line telecommunication business	Singapore	100.0%	100.0%	December
Epsilon Telecommunications (US) PTE. Ltd.	Fixed line telecommunication business	Singapore	100.0%	100.0%	December
Epsilon Telecommunications Limited	Fixed line telecommunication business	UK	100.0%	100.0%	December
Epsilon Telecommunications (HK) Limited	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Epsilon US Inc.	Fixed line telecommunication business	USA	100.0%	100.0%	December
Epsilon Telecommunications (BG) EOOD	Employee support service	Bulgaria	100.0%	100.0%	December
Nasmedia-KT Alpha Future Growth Strategic Investment Fund	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund 6	Investment fund	Korea	100.0%	100.0%	December

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

			Controlling Interest [1] (%)
Subsidiary	Type of business	Location	June 30, 2024	December 31, 2023	Closing month
Altimedia Corporation	Software development and delivery	Korea	100.0%	100.0%	December
Altimidia B.V.	Software development and delivery	Netherlands	100.0%	100.0%	December
Altimidia Vietnam	Software development and delivery	Vietnam	100.0%	100.0%	December
BCCARD VIETNAM LTD.	Software sales business	Vietnam	100.0%	100.0%	December
KTP SERVICES INC.	Fixed line telecommunication business	Philippines	100.0%	100.0%	December
KT RUS LLC	Foreign investment business	Russia	100.0%	100.0%	December
Hangang Real Estate Investment Trust No. 24	Investment fund	Korea	75.0%	75.0%	December
KT DX VIETNAM COMPANY LIMITED	Software development	Vietnam	100.0%	100.0%	December
KT Cloud Co., Ltd.	Information and communications development	Korea	92.7%	92.7%	December
PT CRANIUM ROYAL ADITAMA	Software development	Indonesia	67.0%	67.0%	December
Juice Inc. [3,5]	Online information provider/Software development and delivery	Korea	41.9%	42.6%	December
Open cloud lab Co., Ltd	IT consulting service and Telecommunication equipment sales	Korea	100.0%	100.0%	December
KT Living, Inc. (formerly KD Living, Inc.)	Residential building management	Korea	100.0%	100.0%	December
K-Realty Qualified Private Real Estate Investment Trust No. 1 [4]	Real estate management	Korea	6.5%	6.5%	December
AQUA RETAIL VIETNAM COMPANY LIMITED	E-voucher issuance and trading business	Vietnam	100.0%	100.0%	December
K-Realty Qualified Private Real Estate Investment Trust No. 4	Real estate management	Korea	93.9%	93.9%	December
BC Strategic Investment Fund 2	Investment fund	Korea	100.0%	—	December

[1]	Sum of the interests owned by the Controlling Company and subsidiaries.
[2]

Although the Controlling Company owns less than 50% interest in Nasmedia, Co., Ltd., KTCS Corporation and KTIS Corporation, Millie Seojae, and GENIE Music Corporation, considering voting patterns at previous shareholders’ meetings, these entities are consolidated as the Controlling Company has the ability to exercise the majority of the voting rights in its decision-making process at all times.

[3]

Although the Controlling Company owns less than 50% interest in, Juice Inc., this entity is consolidated as the Controlling Company holds the majority of the voting right based on an agreement with other investors.

[4]

Although the Controlling Company owns less than 50% interest in K-Realty Qualified Private Real Estate Investment Trust No. 1, this entity is consolidated by comprehensively considering the criteria for determining control, such as ‘power’, ‘variable profit’, and ‘relationship between power and variable profit’, rather than simply judging by the interests owned by the Controlling Company.

[5]	The number of treasury stocks held by subsidiaries are deducted from the total number of shares when calculating the controlling percentage interest.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(2)	Changes in Scope of Consolidation

Subsidiaries newly included and excluded in the consolidation during the six-month period ended June 30, 2024:

Changes	Location	Name of subsidiary	Reason
Included	Korea	BC Strategic Investment Fund 2	Newly established
Excluded	Korea	Lolab Co., Ltd.	Excluded
Excluded	Korea	Pocheon Jeonggyori Development Co., Ltd.	Liquidated
Excluded	Vietnam	KT HEALTHCARE VINA COMPANY LIMITED	Excluded

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(3)	Summarized information for consolidated subsidiaries as of June 30, 2024 and December 31, 2023 and for the six-month periods ended June 30, 2024 and 2023, is as follows

(In millions of Korean won)	June 30, 2024			Six-month period ended June 30, 2024[3]
	Total assets		Total liabilities	Operating revenues	Profit(loss) for the period
KT Linkus Co., Ltd.	~~W~~	57,482	57,954	39,554	(1,335)
KT Telecop Co., Ltd.		391,984	249,256	262,403	5,911
KT Alpha Co., Ltd.		429,865	173,140	214,323	13,533
KT Service Bukbu Co., Ltd.		56,093	52,874	110,547	(5,181)
KT Service Nambu Co., Ltd.		62,364	56,856	137,851	(7,323)
BC Card Co., Ltd. [1]		6,319,545	4,594,100	1,913,228	99,904
H&C Network		82,389	4,001	13,438	996
Nasmedia Co., Ltd. [1]		500,893	247,483	67,991	10,182
KTDS Co., Ltd. [1]		377,980	170,842	336,092	23,182
KT M&S Co., Ltd.		267,875	209,824	391,267	8,650
KT MOS Bukbu Co., Ltd.		54,976	31,831	49,590	826
KT MOS Nambu Co., Ltd.		54,023	31,625	49,984	1,571
KT Skylife Co., Ltd. [1]		1,276,393	546,879	509,026	(1,437)
KT Estate Inc. [1]		2,607,700	959,544	291,521	13,540
KT GDH Co., Ltd.		7,837	1,390	2,101	188
KT Sat Co., Ltd.		717,505	90,889	90,339	15,580
KT Sports Co., Ltd.		45,377	27,934	42,130	2,133
KT Music Contents Fund No.2		5,343	1,526	65	31
KT M Mobile Co., Ltd.		185,361	72,651	167,951	5,205
KT Investment Co., Ltd. [1]		85,382	57,828	5,932	1,336
KTCS Corporation [1]		447,576	253,747	583,588	(902)
KTIS Corporation		477,651	270,487	296,883	8,039
Next Connect PFV		1,133,755	821,975	—	(5,098)
KT Japan Co., Ltd. [1]		1,797	2,866	1,600	183
KT America, Inc.		6,382	607	3,798	82
KT Rwanda Networks Ltd. [2]		137,896	329,171	10,740	(4,447)
AOS Ltd. [2]		12,275	17,275	5,338	769
KT Hong Kong Telecommunications Co., Ltd.		12,093	5,147	10,205	386
KT Huimangjieum [1]		9,057	2,241	9,008	1,457
KT Engineering Co., Ltd.		138,204	82,418	130,292	(1,518)
KT Studio Genie Co., Ltd. [1]		974,115	245,990	205,949	(3,176)
East Telecom LLC [1]		72,685	39,352	17,619	4,767
KT ES Pte. Ltd. [1]		155,923	64,317	46,484	(6,764)
KTP SERVICES INC.		2,826	662	398	101
Altimedia Corporation [1]		44,229	10,574	17,268	232
KT RUS LLC		452	—	—	(90)
KT DX VIETNAM COMPANY LIMITED		1,581	91	159	(142)

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(In millions of Korean won)	June 30, 2024		Six-month period ended June 30, 2024[3]
	Total assets	Total liabilities	Operating revenues	Profit(loss) for the period
KT Cloud Co., Ltd. [1]	2,033,100	537,007	355,253	14,548
K-Realty Qualified Private Real Estate Investment Trust No. 1	79,407	50,589	2,017	(755)
AQUA RETAIL VIETNAM COMPANY LIMITED	845	94	211	(415)

[1]	As intermediate controlling companies, financial information from their consolidated financial statements is presented.
[2]	Convertible preferred stock issued by subsidiaries as of the end of the reporting period is included in liabilities.
[3]	Profit or loss from the acquisition date of control to the end of the reporting period is included.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(In millions of Korean won)		December 31, 2023		Six-month period ended June 30, 2023[3]
	Total assets		Total liabilities	Operating revenues	Profit(loss) for the period
KT Linkus Co., Ltd.	~~W~~	64,178	63,452	39,337	1,254
KT Telecop Co., Ltd.		375,596	235,947	262,124	3,216
KT Alpha Co., Ltd.		443,639	191,254	217,449	12,496
KT Service Bukbu Co., Ltd.		63,760	55,360	115,457	(2,482)
KT Service Nambu Co., Ltd.		71,576	58,745	140,109	(2,491)
BC Card Co., Ltd. [1]		6,352,878	4,722,432	2,002,365	30,635
H&C Network		81,107	4,863	13,728	933
Nasmedia Co., Ltd. [1]		513,311	262,336	67,510	7,646
KTDS Co., Ltd. [1]		393,667	202,067	340,777	18,873
KT M&S Co., Ltd.		258,477	209,075	320,488	3,215
KT MOS Bukbu Co., Ltd.		50,750	28,431	47,848	5,798
KT MOS Nambu Co., Ltd.		46,839	26,012	47,564	4,246
KT Skylife Co., Ltd. [1]		1,220,842	479,369	516,072	24,208
KT Estate Inc. [1]		2,664,880	1,021,741	258,212	10,979
KT GDH Co., Ltd.		7,760	1,501	2,233	303
KT Sat Co., Ltd.		699,607	88,524	86,592	13,567
KT Sports Co., Ltd.		26,615	11,299	30,107	(6,291)
KT Music Contents Fund No.2		5,558	1,772	285	138
KT M Mobile Co., Ltd.		176,838	69,317	145,227	3,119
KT Investment Co., Ltd. [1]		83,638	57,420	23,019	3,681
KTCS Corporation [1]		434,900	234,850	470,984	9,910
KTIS Corporation		447,609	243,519	287,211	9,489
Next Connect PFV		946,687	629,809	—	(1,514)
KT Japan Co., Ltd. [1]		2,015	3,341	1,382	(6)
KT America, Inc.		6,013	701	4,562	86
KT Rwanda Networks Ltd. [2]		134,847	313,787	16,247	(28,379)
AOS Ltd. [2]		10,763	1,983	4,129	680
KT Hong Kong Telecommunications Co., Ltd.		11,142	5,121	9,475	115
KT Huimangjieum [1]		8,073	2,715	8,159	1,359
KT Engineering Co., Ltd.		160,243	104,005	80,823	(5,235)
KT Studio Genie Co., Ltd. [1]		989,187	259,413	233,832	14,975
Lolab Co., Ltd.		42,744	37,838	79,795	(6,841)
East Telecom LLC [1]		48,483	22,632	14,594	3,373
KT ES Pte. Ltd. [1]		117,009	90,392	43,125	(3,851)
KTP SERVICES INC.		2,967	919	283	12
Altimedia Corporation [1]		48,381	12,374	21,909	2,768
KT RUS LLC		501	10	—	(382)

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(In millions of Korean won)	December 31, 2023		Six-month period ended June 30, 2023[3]
	Total assets	Total liabilities	Operating revenues	Profit(loss) for the period
KT DX VIETNAM COMPANY LIMITED	1,694	102	23	(94)
KT cloud Co., Ltd. [1]	1,983,972	503,241	302,433	18,345
KT HEALTHCARE VINA COMPANY LIMITED	12,730	439	—	(138)
K-Realty Qualified Private Real Estate Investment Trust No. 1	80,266	50,693	1,965	(947)
AQUA RETAIL VIETNAM COMPANY LIMITED	1,202	62	—	4

[1]	As intermediate controlling companies, financial information from their consolidated financial statements is presented.
[2]	Convertible preferred stock issued by subsidiaries as of the end of the reporting period is included in liabilities.
[3]	Profit or loss from the acquisition date of control to the end of the reporting period is included.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

2.	Material Accounting Policies

2.1	Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying consolidated financial statements have been condensed, restructured, and translated into English from the Korean language financial statements.

The consolidated interim financial statements of the Group for the six-month period ended June 30, 2024, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. In order to understand the consolidated interim financial statements, the annual consolidated financial statements as of December 31, 2023 prepared in accordance with IFRS should be used together.

2.2	Changes in Accounting Policy and Disclosures

(1)	New and amended standards and interpretations adopted by the Group

The Group has applied a number of new and amended standards and new interpretations issued that are effective for accounting periods beginning on January 1, 2024.

•	K-IFRS 1001 Presentation of Financial Statements (Amendment in 2020) – Classification of Liabilities as Current or Non-current

The amendments clarify that the classification of liabilities as current and non-current is based on rights that are existing at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

•	K-IFRS 1001 Presentation of Financial Statements (Amendment in 2023) - Non-current Liabilities with Covenants

The amendments specify that only covenants that an entity is required to comply with on or before the end of the reporting period affect the entity’s right to defer settlement of a liability for at least twelve months after the reporting date. Such covenants affect whether the right exists at the end of the reporting period, even if compliance with the covenant is assessed only after the reporting date.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

The amendments also specify that the right to defer settlement of a liability for at least twelve months after the reporting date is not affected if an entity must only comply with a covenant after the reporting period. However, if the entity’s right to defer settlement of a liability is subject to the entity complying with covenants within twelve months after the reporting period, an entity discloses information that enables users of financial statements to understand the risk of the liabilities becoming repayable within twelve months after the reporting period. This would include information about the covenants (including the nature of the covenants and when the entity is required to comply with them), the carrying amount of related liabilities and facts and circumstances, if any, that indicate that the entity may have difficulties complying with the covenants.

•	K-IFRS 1007 Cash Flow Statement and K-IFRS 1107 Financial Instruments Disclosure (Amendment)—Supplier Finance Agreements

The amendments add a disclosure objective in K-IFRS 1007 Cash Flow Statement stating that an entity is required to disclose information about supplier finance agreements that enables users of financial statements to assess the effects of those arrangements on the Group’s liabilities and cash flows. In addition, K-IFRS 1107 is amended to add supplier finance arrangements as an example within the requirements to disclose information about an entity’s exposure to concentration of liquidity risk.

The term ‘supplier finance agreements’ is not defined; instead, the amendments describe the characteristics of an arrangement for which an entity would be required to provide the information.

To meet the disclosure objective, an entity will be required to disclose in aggregate for its supplier finance arrangements:

•	The terms and conditions of an agreement

•	The carrying amount, and associated line items presented in the entity’s statement of financial position, of the liabilities that are part of the arrangements

•	The carrying amount, and associated line items for which the suppliers have already received payment from the finance providers

•	Ranges of payment due dates for both those financial liabilities that are part of a supplier finance arrangement and comparable trade payables that are not part of a supplier finance arrangement

•	Types of non-cash changes in the carrying amount of financial liabilities corresponding to supplier finance agreements and their impact

•	Liquidity risk information

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

•	K-IFRS 1116 Leases (Amendment)—Lease Liability in a Sale and Leaseback

The amendments add a subsequent measurement requirement for sale and leaseback transactions that satisfy the requirements in K-IFRS 1115 Revenue from contracts with customers. The amendments require the seller-lessee to determine ‘lease payments’ or ‘revised lease payments’ in such a way that the seller-lessee does not recognise a gain or loss that relates to the right of use asset retained by the seller-lessee, after the lease commencement date.

•	K-IFRS 1001 Presentation of Financial Statements (Amendment in 2023)—Disclosure of Virtual Assets

The amendments, in addition to additional disclosure requirements required by other Standards for transactions related to virtual assets, set out the disclosure requirements in each case of 1) holding virtual assets; 2) holding virtual assets on behalf of customers; and 3) issuing virtual assets.

When holding a virtual asset, disclosure on the general information of the virtual asset, the applied accounting policy, and the acquisition method, acquisition cost, and the fair value of each virtual asset at the end of the reporting period must be disclosed. In addition, when issuing a virtual asset, the entity’s obligations and the status of fulfilment of the obligation related to the issued virtual asset, the timing and amount of the recognized revenue of the sold virtual asset, the quantity of virtual assets held after issuance, and important contract details should be disclosed.

(2)	New and revised standards and interpretations in issue but not yet effective or adopted by the Group

At the date of authorization of these financial statements, the Group has not applied the following new and amended K-IFRS standards that have been issued but are not yet effective:

•	K-IFRS 1021 The effects of changes in foreign exchange rates and K-IFRS 1101 First time adoption of international financial reporting- Improving Interchangeability

The amendments define situations in which exchange with other currencies is possible for accounting purposes and clarify the assessment of the exchangeability with other currencies, the estimation and requirements for disclosure of spot exchange rates to be used in the absence of exchangeability.

If exchange for other currencies is not possible, the spot exchange rate should be estimated on the measurement date, and the observable exchange rate should be used without adjustment or other estimation techniques should be used.

The above amendments are applicable for annual reporting periods beginning on or after 1 January 2025, with early application permitted.

The Group is reviewing the impact of the above-listed amendments on the financial statements.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

2.3	Accounting Policies

Material accounting policies and method of computation used in the preparation of the consolidated interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2023, except for the changes due to the application of amendment and enactments of standards described in Note 2.2 (1) and as described below.

2.3.1	Income Tax Expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income of the interim period.

3.	Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Group to make estimates and assumptions concerning the future. Management also needs to exercise judgement in applying the Group’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the actual results, they pose significant risk of resulting in a material adjustment.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

4.	Financial Instruments by Category

Financial instruments by category as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024
Financial assets	Financial assets at amortized cost		Financial assets at FVTPL	Financial assets at FVOCI	Derivatives used for hedging	Total
Cash and cash equivalents	~~W~~	3,786,724	—	—	—	3,786,724
Trade and other receivables		8,148,722	—	112,860	—	8,261,582
Other financial assets		1,002,142	1,064,624	1,983,633	324,845	4,375,244

(In millions of Korean won)	June 30, 2024
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at FVTPL	Derivatives used for hedging	Others	Total
Trade and other payables[1]	~~W~~	8,007,446	—	—	—	8,007,446
Borrowings		10,150,585	—	—	—	10,150,585
Other financial liabilities		906,785	113,329	1,684	—	1,021,798
Lease liabilities		—	—	—	1,138,425	1,138,425

[1]	Amounts related to employee benefit plans are excluded in Trade and other payables.

(In millions of Korean won)	December 31, 2023
Financial assets	Financial assets at amortized cost		Financial assets at FVTPL	Financial assets at FVOCI	Derivatives used for hedging	Total
Cash and cash equivalents	~~W~~	2,879,554	—	—	—	2,879,554
Trade and other receivables		8,458,259	—	116,198	—	8,574,457
Other financial assets		1,385,921	939,661	1,680,168	159,211	4,164,961

(In millions of Korean won)	December 31, 2023
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at FVTPL	Derivatives used for hedging	Others	Total
Trade and other payables[1]	~~W~~	8,317,822	—	—	—	8,317,822
Borrowings		10,218,165	—	—	—	10,218,165
Other financial liabilities		915,185	136,106	24,547	—	1,075,838
Lease liabilities		—	—	—	1,179,909	1,179,909

[1]	Amounts related to employee benefit plans are excluded in Trade and other payables.

28

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

5.	Trade and Other Receivables

(1)	Trade and other receivables as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024
	Total amounts		Provision for impairment	Present value discount	Carrying amount
Current assets
Trade receivables	~~W~~	3,543,584	(363,387)	(8,896)	3,171,301
Other receivables		3,807,265	(94,357)	(2,333)	3,710,575

Total		7,350,849	(457,744)	(11,229)	6,881,876

Non-current assets
Trade receivables		261,774	(1,295)	(16,224)	244,255
Other receivables		1,244,964	(96,551)	(12,962)	1,135,451

Total	~~W~~	1,506,738	(97,846)	(29,186)	1,379,706

(In millions of Korean won)	December 31, 2023
	Total amounts		Provision for impairment	Present value discount	Carrying amount
Current assets
Trade receivables	~~W~~	3,596,899	(330,002)	(9,165)	3,257,732
Other receivables		3,990,900	(76,089)	(2,254)	3,912,557

Total		7,587,799	(406,091)	(11,419)	7,170,289

Non-current assets
Trade receivables		318,429	(1,288)	(19,476)	297,665
Other receivables		1,227,929	(107,547)	(13,879)	1,106,503

Total	~~W~~	1,546,358	(108,835)	(33,355)	1,404,168

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(2)	Details of other receivables as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Loans	~~W~~	43,058	51,854
Receivables [1]		3,407,553	3,539,742
Accrued income		52,143	43,920
Refundable deposits		268,403	299,935
Loans receivable		1,058,088	1,067,005
Finance lease receivables		151,747	141,883
Others		55,942	58,357
Less: Provision for impairment		(190,908)	(183,636)

Total	~~W~~	4,846,026	5,019,060

[1]	As of June 30, 2024, credit sales asset of ~~W~~ 2,551,310 million (December 31, 2023: ~~W~~ 2,696,505 million) held by BC Card Co., Ltd. are included.

(3)	The maximum exposure to credit risks for trade and other receivables is the carrying amount of each class of receivables mentioned above as of June 30, 2024.

(4)	The Group classifies a certain portion of trade receivables as financial assets at FVOCI, based on, business model for managing the asset and the cash flow characteristics of the contract.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

6.	Other Financial Assets and Liabilities

(1)	Details of other financial assets and liabilities as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Other financial assets
Financial assets at amortized cost [1]	~~W~~	1,002,142	1,385,921
Financial assets at FVTPL [1,2]		1,064,624	939,661
Financial assets at FVOCI		1,983,633	1,680,168
Derivatives used for hedging		324,845	159,211
Less: Non-current		(3,070,502)	(2,724,761)

Current	~~W~~	1,304,742	1,440,200

Other financial liabilities
Financial liabilities at amortized cost [3,4]	~~W~~	906,785	915,185
Financial liabilities at FVTPL		113,329	136,106
Derivatives used for hedging		1,684	24,547
Less: Non-current		(696,966)	(753,739)

Current	~~W~~	324,832	322,099

[1]

As of June 30, 2024, the Group’s financial instruments amount to ~~W~~116,822 million (December 31, 2023: ~~W~~ 98,309 million) and consist of checking account deposits, time deposits, and others which are subject to withdrawal restrictions.

[2]

As of June 30, 2024, the Group provided investments in Korea Software Financial Cooperative and others amounting to ~~W~~9,485 million as a collateral in exchange for the payment guarantee provided by the Korea Software Financial Cooperative and others.

[3]	The amount includes liabilities related to the obligation to acquire additional shares in Epsilon Global Communications Pte. Ltd. and KT Cloud Co., Ltd. (Note 15).
[4]	The amount includes liabilities convertible preferred Stock issued by KT Cloud Co., Ltd. (Note 15).

(2)	Financial Assets at fair value through profit or loss

1)	Details of financial assets at fair value through profit or loss as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Equity instruments (Listed)	~~W~~	8,042	13,911
Equity instruments (Unlisted)		41,886	42,185
Debt securities		1,007,044	880,549
Derivatives held for trading [1]		7,652	3,016

Total		1,064,624	939,661
Less: Non-current		(841,814)	(782,143)

Current	~~W~~	222,810	157,518

[1]

According to a derivative arrangement with LS Cable & System Ltd. in connection with LS Marine Solution Co., Ltd., derivative assets amounting to ~~W~~ 1,015 million is included as of June 30, 2024 (Note 15).

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

2)	The maximum exposure to credit risks for debt instruments of financial assets at fair value through profit or loss is the carrying amount of each class of debt instruments above as of June 30, 2024.

(3)	Financial Assets at fair value through other comprehensive income

1)	Details of financial assets at fair value through other comprehensive income as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Equity instruments (Listed)	~~W~~	1,533,518	1,231,188
Equity instruments (Unlisted)		444,198	443,067
Debt securities		5,917	5,913

Total		1,983,633	1,680,168
Less: Non-current		(1,983,633)	(1,680,168)

Current	~~W~~	—	—

2)

Upon disposal of these equity investments, any balance within the accumulated other comprehensive income is reclassified not to profit or loss, but to retained earnings. Upon disposal of these debt investments, the remaining balance of the accumulated other comprehensive income is reclassified to profit or loss.

(4)	Derivatives used for Hedging

1)	Details of valuation of derivatives used for hedging as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024 Assets Liabilities			December 31, 2023 Assets Liabilities
Interest rate swap [1]	~~W~~	1,729	82	1,530	191
Currency swap [2]		323,116	1,602	157,681	24,356

Total		324,845	1,684	159,211	24,547
Less: Non-current		(239,899)	—	(107,802)	(23,696)

Current	~~W~~	84,946	1,684	51,409	851

[1]	The interest rate swap contract is to hedge the risk of variability in cash flow from the floating-rate borrowings due to changes in interest rate.
[2]

The currency swap contract is to hedge the risk of variability in cash flow from the borrowings due to changes in interest rate and foreign exchange rate and the expected maximum period for the Group to be exposed to risks of cash flow fluctuation by hedged items is until September 7, 2034.

The entire fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is within 12 months.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

2)	Details of valuation gains and losses on the derivative instruments for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)
	2024				2023
Type of transaction	Valuation gain		Valuation loss	Other comprehensive loss[1]	Valuation gain	Valuation loss	Other comprehensive loss[1]
Interest rate swap	~~W~~	31	—	324	—	31	(1,353)
Currency swap		202,420	354	(15,642)	96,663	185	(36,178)

Total	~~W~~	202,451	354	(15,318)	96,663	216	(37,531)

[1]	The amounts are before adjustments for deferred income tax and allocations to non-controlling interests and have been directly reflected in equity.

3)

The ineffective portion recognized in profit or loss relate to cash flow hedges is valuation gain of ~~W~~1,302 million for the six-month periods ended June 30, 2024 (For the Six-month periods ended June 30, 2023: valuation gain of ~~W~~958 million).

(5)	Financial Liabilities at fair value through profit or loss

1)	Details of financial liabilities at fair value through profit or loss as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Derivatives held for trading [1,2]	~~W~~	113,329	136,106

[1]

The Group signed a shareholder-to-share agreement with financial investors participating in the paid-in capital increase of K Bank Inc. for the six-month period ended June 30, 2024. According to the Drag-Along Right, if K Back inc. fails to be listed on the terms agreed upon for the date of completion of the acquisition, financial investors may exercise the Drag-Along right to the Group, and the Group may comply or exercise the right to claim for sale. If financial investors exercise the Drag-Along Right, the Group must exercise the right to claim for sale or guarantee the return on the terms agreed upon by financial investors. (Note 15).

[2]	The amount includes derivatives separated from convertible bonds issued by the Group (Note 12).

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

2)	The valuation gain and loss on financial liabilities at fair value through profit or loss for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024			2023
	Valuation gain		Valuation loss	Valuation gain	Valuation loss
Derivatives liabilities held for trading	~~W~~	22,777	—	—	22,808

7.	Inventories

Inventories as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)
	June 30, 2024				December 31, 2023
	Acquisition cost		Valuation allowance	Carrying amount	Acquisition cost	Valuation allowance	Carrying amount
Merchandise	~~W~~	1,011,164	(78,966)	932,198	981,127	(102,215)	878,912
Others		31,846	—	31,846	33,350	—	33,350

Total	~~W~~	1,043,010	(78,966)	964,044	1,014,477	(102,215)	912,262

Cost of inventories recognized as expenses for the six-month period ended June 30, 2024 amounts to ~~W~~1,687,715 million (For the six-month periods ended June 30, 2023: ~~W~~ 1,574,186 million) and reversal inventory valuation loss amounts to ~~W~~23,249 million for the six-month period ended June 30, 2024 (For the six-month periods ended June 30, 2023: reversal valuation loss on inventory of ~~W~~6,683 million).

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

8.	Other Assets and Liabilities

Other assets and liabilities as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Other assets
Advance payments	~~W~~	262,255	217,997
Prepaid expenses		231,769	146,628
Contract cost		1,705,013	1,727,468
Contract assets		837,364	832,520
Others		14,372	15,237
Less: Non-current		(815,303)	(827,297)

Current	~~W~~	2,235,470	2,112,553

Other liabilities
Advances received [1]	~~W~~	914,965	582,652
Withholdings		128,198	159,080
Unearned revenue [1]		29,683	27,392
Lease liabilities		1,138,425	1,179,909
Contract liabilities		274,795	278,749
Others		24,031	30,848
Less: Non-current		(872,337)	(950,015)

Current	~~W~~	1,637,760	1,308,615

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 Revenue from Contracts with Customers (Note 19).

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

9.	Property and Equipment, Investment Properties, and Intangible Assets

(1)	Changes in property and equipment for six-month period ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Beginning, net	~~W~~	14,872,079	14,772,179
Acquisition and capital expenditure		1,233,426	1,417,303
Disposal and termination		(38,785)	(38,069)
Depreciation		(1,399,430)	(1,346,129)
Transfer to investment properties		(43,710)	(130,250)
Changes in consolidation scope		(1,326)	76,631
Impairment		—	(522)
Others		(30,541)	(75,579)

Ending, net	~~W~~	14,591,713	14,675,564

Details of properties and equipments and Investment Properties provided as collateral as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024
Collateral	Carrying amount		Secured amount	Related account	Related amount	Secured party
Land and buildings	~~W~~	80,356	65,880	Borrowings	54,900	Industrial Bank of Korea ShinhanBank Standard Chartered Bank Korea
Land and Buildings		550,370	66,289	Deposits	56,746	Lessee

(In millions of Korean won)	December 31, 2023
Collateral	Carrying amount		Secured amount	Related account	Related amount	Secured party
Land and Buildings	~~W~~	81,057	64,680	Borrowings	54,900	Industrial Bank of Korea/Shinhan Bank/Standard Chartered Bank Korea
Land and Buildings		555,921	64,877	Deposits	55,965	Lessee

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(2)	Changes in investment properties for the six-month period ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Beginning, net	~~W~~	2,198,135	1,933,358
Acquisition		37,403	61,659
Disposal		(1,772)	(4,228)
Depreciation		(26,537)	(25,325)
Transfer to investment properties		43,710	130,250
Others		(865)	(1,922)

Ending, net	~~W~~	2,250,074	2,093,792

As of June 30, 2024, the Group (Lessor) has entered into a non-cancellable operating lease contract for real estate. The future minimum lease payments under this contract amount to ~~W~~ 108,434 million for one year or less, ~~W~~ 131,863 million for more than one year and less than five years, ~~W~~ 14,186 million for over five years, and ~~W~~ 254,483 million in total.

(3)	Changes in intangible assets for the six-month period ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Beginning, net	~~W~~	2,533,861	3,129,833
Acquisition and capital expenditure [1]		77,106	236,076
Disposal and termination		(11,797)	(7,367)
Amortization		(335,071)	(386,055)
Impairment		(857)	(695)
Changes in consolidation scope		(9,371)	6,207
Others		12,445	26,114

Ending, net	~~W~~	2,266,316	3,004,113

[1]	Amounts include transfers from property and equipment.

The carrying amount of intangible assets with indefinite useful lives, including membership rights (except for goodwill), that are not subject to amortization, is ~~W~~203,954 million as of June 30, 2024 (December 31, 2023: ~~W~~212,910 million).

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

Goodwill is allocated to the Group’s cash-generating units, which are identified by operating segments. As of June 30, 2024, the goodwill allocated to each cash-generation unit is as follows:

(In millions of Korean won)
Cash-Generating Unit	Amount
Mobile services	~~W~~	65,057
BC Card Co., Ltd.		41,234
HCN Co., Ltd.		128,688
GENIE Music Corporation		50,214
MILLIE Co., Ltd.		54,725
PlayD Co., Ltd.		40,068
KT Telecop Co., Ltd.		15,418
Epsilon Global Communications Pte. Ltd.		49,205
KT MOS Bukbu Co., Ltd. and others		45,840

Total	~~W~~	490,449

The recoverable amount of goodwill has been determined based on the fair value obtained by calculating the value in use or deducting the cost of disposal. The value in use was calculated using pre-tax cash flow estimates based on financial budgets, such as the budget for the next five years. Cash flows after the estimated period were estimated using the expected growth rate, and the growth rate does not exceed the long-term average growth rate of the industry to which the cash-generating unit belongs. The Group has determined revenue growth rate based on past performance and expectations of future market changes. The Group has determined pre-tax cash flow estimates based on past earnings and market growth forecasts, and the discount rate used reflects the specific risks associated with related operations.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

10.	Investments in Associates and Joint Ventures

(1)	Details of associates as of June 30, 2024 and December 31, 2023, are as follows:

	Percentage of ownership (%)		Location	Closing month
	June 30, 2024	December 31, 2023
KIF Investment Fund	33.3%	33.3%	Korea	December
K Bank Inc.	33.7%	33.7%	Korea	December
HD Hyundai Robotics Co., Ltd. [1]	10.0%	10.0%	Korea	December
Megazone Cloud Corporation [1]	6.8%	6.8%	Korea	December
IGIS No. 468-1 General Private Real Estate Investment Company	44.6%	44.6%	Korea	December
KT-DSC Creative Economy Youth Start-up Investment Fund	28.6%	28.6%	Korea	December
IGIS No. 395 Professional Investors Private Investment Real Estate Investment LLC	35.3%	35.3%	Korea	December
LS Marine Solution Co., Ltd. 1,	6.6%	7.3%	Korea	December

[1]

Although the Group holds less than 20% interest in ordinary share as of June 30, 2024, these entities are included in investments in associates as the Group exerts significant influence over operational and financial policies.

(2)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Beginning		Acquisition (Disposal)	Share of net profit (loss) from associates and joint ventures [1]	Others	Ending
KIF Investment Fund	~~W~~	177,054	—	579	983	178,616
K Bank Inc.		872,881	—	28,235	1,762	902,878
HD Hyundai Robotics Co., Ltd.		47,734	—	717	(646)	47,805
Megazone Cloud Corporation		131,694	—	(1,684)	1,218	131,228
IGIS No. 468-1 General Private Real Estate Investment Company		23,484	—	(53)	—	23,431
KT-DSC Creative Economy Youth Start-up Investment Fund		25,117	(275)	(5,817)	(1,505)	17,520
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		11,942	—	(1,208)	—	10,734
LS Marine Solution Co., Ltd.		23,492	—	237	(291)	23,438
Others [1]		243,491	27,186	(13,854)	273	257,096

Total	~~W~~	1,556,889	26,911	7,152	1,794	1,592,746

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(In millions of Korean won)	2023
	Beginning		Acquisition (Disposal)	Share of net profit (loss) from associates and joint ventures [1]	Others	Ending
KIF Investment Fund	~~W~~	170,979	—	1,122	300	172,401
K Bank Inc.		852,756	—	6,222	10,173	869,151
HD Hyundai Robotics Co., Ltd.		49,372	—	252	(155)	49,469
Megazone Cloud Corporation		136,199	—	(3,117)	799	133,881
IGIS No. 468-1 General Private Real Estate Investment Company		23,589	—	(54)	—	23,535
KT-DSC Creative Economy Youth Start-up Investment Fund		22,123	(500)	1,985	—	23,608
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		16,620	—	(715)	—	15,905
Others [1]		209,084	39,877	(3,498)	(7,116)	238,347

Total	~~W~~	1,480,722	39,377	2,197	4,001	1,526,297

[1]

KT Investment Co., Ltd., a subsidiary of the Group, recognized net profit (loss) in the investments in associates as operating income. Net profit recognized as operating income for the six-months period ended June 30, 2024 amount to ~~W~~85 million (six-month period ended June 30, 2023: net profit of ~~W~~51 million).

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(3)

Summarized statements of financial position of the major associates and joint ventures as of June 30, 2024 and December 31, 2023 and summarized statements of profit or loss for the six-month period ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	June 30, 2024
	Assets		Liabilities	Operating revenue	Profit(loss) for the period
KIF Investment Fund	~~W~~	535,848	—	14,380	1,736
K Bank Inc.		24,284,996	22,328,766	569,666	85,989
HD Hyundai Robotics Co., Ltd.		389,364	118,740	111,536	4,175
Megazone Cloud Corporation		1,073,641	480,069	839,184	(6,038)
IGIS No. 468-1 General Private Real Estate Investment Company		52,498	11	3	(118)
KT-DSC Creative Economy Youth Start-up Investment Fund		61,724	404	3,994	(20,358)
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		162,345	114,060	—	(172)
LS Marine Solution Co., Ltd.		194,799	37,328	52,043	3,821

(In millions of Korean won)	December 31, 2023			June 30, 2023
	Assets		Liabilities	Operating revenue	Profit(loss) for the period
KIF Investment Fund	~~W~~	531,163	—	15,474	3,368
K Bank Inc		21,410,602	19,545,592	447,675	23,614
HD Hyundai Robotics Co., Ltd.		386,292	116,332	80,234	(1,427)
Megazone Cloud Corporation		1,142,383	546,766	710,068	(7,239)
IGIS No. 468-1 General Private Real Estate Investment Company		52,616	11	3	(121)
KT-DSC Creative Economy Youth Start-up Investment Fund		88,010	101	10,659	6,948
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		151,459	107,553	—	(154)
LS Marine Solution Co., Ltd.		147,074	24,113	26,527	6,186

(4)

Due to discontinuance of equity method of accounting, the Group has not recognized loss from associates and joint ventures of ~~W~~542 million for the six-month period June 30, 2024 (six-month period ended June 30, 2023: ~~W~~334 million). The unrecognized accumulated comprehensive loss of associates and joint ventures as of June 30, 2024 is ~~W~~6,724 million (December 31, 2023: ~~W~~10,748 million).

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

11.	Trade and Other Payables

(1)	Details of trade and other payables as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Current liabilities
Trade payables	~~W~~	1,427,914	1,297,752
Other payables		6,624,391	6,757,170

Total	~~W~~	8,052,305	8,054,922

Non-current liabilities
Trade payables		922	3,202
Other payables	~~W~~	555,314	816,356

Total	~~W~~	556,236	819,558

(2)	Details of other payables as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Non-trade payables [1]	~~W~~	4,511,468	5,207,165
Accrued expenses		1,586,144	1,267,700
Operating deposits		858,278	880,810
Others		223,815	217,851
Less: non-current		(555,314)	(816,356)

Current	~~W~~	6,624,391	6,757,170

[1]	As of June 30, 2024, credit sale liabilities amounting to ~~W~~ 2,182,324 million (December 31, 2023: ~~W~~2,314,077 million) held by BC Card Co., Ltd. (a subsidiary of the Group) are included

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

12.	Borrowings

(1)	Details of borrowings as of June 30, 2024 and December 31, 2023, are as follows:

1)	Debentures

(In millions of Korean won and foreign currencies in thousands)			June 30, 2024			December 31, 2023
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes [1]	Sep. 07, 2034	6.500%	USD 100,000	~~W~~	138,920	USD 100,000	~~W~~	128,940
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000		555,680	USD 400,000		515,760
MTNP notes	Jul. 19, 2024	0.330%	JPY 400,000		3,457	JPY 400,000		3,651
MTNP notes	Sep. 01, 2025	1.000%	USD 400,000		555,680	USD 400,000		515,760
FR notes [2]	Nov. 01, 2024	Compounded SOFR+1.210%	USD 350,000		486,220	USD 350,000		451,290
MTNP notes	Jan. 21, 2027	1.375%	USD 300,000		416,760	USD 300,000		386,820
MTNP notes	Aug. 08, 2025	4.000%	USD 500,000		694,600	USD 500,000		644,700
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—		160,000	—		160,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	—		100,000	—		100,000
The 186-3rd Public bond	Jun. 26, 2024	—	—		—	—		110,000
The 186-4th Public bond	Jun. 26, 2034	3.695%	—		100,000	—		100,000
The 187-3rd Public bond	Sep. 02, 2024	3.314%	—		170,000	—		170,000
The 187-4th Public bond	Sep. 02, 2034	3.546%	—		100,000	—		100,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%	—		240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—		50,000	—		50,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—		100,000	—		100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%	—		70,000	—		70,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—		170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—		70,000	—		70,000
The 191-2nd Public bond	Jan. 15, 2024	—	—		—	—		80,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—		110,000	—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	—		90,000	—		90,000
The 192-2nd Public bond	Oct. 11, 2024	1.578%	—		100,000	—		100,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000
The 193-2nd Public bond	Jun. 17, 2025	1.434%	—		70,000	—		70,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—		20,000	—		20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%	—		60,000	—		60,000
The 194-1st Public bond	Jan. 26, 2024	—	—		—	—		130,000
The 194-2nd Public bond	Jan. 27, 2026	1.452%	—		140,000	—		140,000
The 194-3rd Public bond	Jan. 27, 2031	1.849%	—		50,000	—		50,000

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(In millions of Korean won and foreign currencies in thousands)			June 30, 2024		December 31, 2023
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 194-4th Public bond	Jan. 25, 2041	1.976%	—	80,000	—	80,000
The 195-1st Public bond	Jun. 10, 2024	—	—	—	—	180,000
The 195-2nd Public bond	Jun. 10, 2026	1.806%	—	80,000	—	80,000
The 195-3rd Public bond	Jun. 10, 2031	2.168%	—	40,000	—	40,000
The 196-1st Public bond	Jan. 27, 2025	2.596%	—	270,000	—	270,000
The 196-2nd Public bond	Jan. 27, 2027	2.637%	—	100,000	—	100,000
The 196-3rd Public bond	Jan. 27, 2032	2.741%	—	30,000	—	30,000
The 197-1st Public bond	Jun. 27, 2025	4.191%	—	280,000	—	280,000
The 197-2nd Public bond	Jun. 29, 2027	4.188%	—	120,000	—	120,000
The 198-1st Public bond	Jan. 10, 2025	3.847%	—	70,000	—	70,000
The 198-2nd Public bond	Jan. 12, 2026	3.869%	—	150,000	—	150,000
The 198-3rd Public bond	Jan. 12, 2028	3.971%	—	80,000	—	80,000
The 199-1st Public bond	Jul. 11, 2025	4.028%	—	85,000	—	85,000
The 199-2nd Public bond	Jul. 10, 2026	4.146%	—	160,000	—	160,000
The 199-3rd Public bond	Jul. 12, 2028	4.221%	—	155,000	—	155,000
The 200-1st Public bond	Feb. 27, 2026	3.552%	—	120,000	—	—
The 200-2nd Public bond	Feb. 26, 2027	3.608%	—	200,000	—	—
The 200-3rd Public bond	Feb. 27, 2029	3.548%	—	80,000	—	—
The 18-1st unsecured bond	Jul. 02, 2024	1.844%	—	100,000	—	100,000
The 18-2nd unsecured bond	Jul. 02, 2026	2.224%	—	50,000	—	50,000
The 19-1nd unsecured bond	Jun. 12, 2027	3.691%	—	50,000	—	—
The 19-2nd unsecured bond	Jun. 12, 2029	3.783%	—	50,000	—	—
The 149-1st Won-denominated unsecured bond	Mar. 08, 2024	—	—	—	—	70,000
The 149-2nd Won-denominated unsecured bond	Mar. 10, 2026	1.756%	—	30,000	—	30,000
The 150-2nd Won-denominated unsecured bond	Apr. 08, 2024	—	—	—	—	30,000
The 151-2nd Won-denominated unsecured bond	May. 14, 2024	—	—	—	—	40,000
The 152-1st Won-denominated unsecured bond	Aug. 30, 2024	1.813%	—	80,000	—	80,000
The 152-2nd Won-denominated unsecured bond	Aug. 28, 2026	1.982%	—	20,000	—	20,000
The 153-2nd Won-denominated unsecured bond	Nov. 11, 2024	2.425%	—	70,000	—	70,000
The 154th Won-denominated unsecured bond	Jan. 23, 2025	2.511%	—	40,000	—	40,000
The 155-1st Won-denominated unsecured bond	Feb. 29, 2024	—	—	—	—	50,000

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(In millions of Korean won and foreign currencies in thousands)			June 30, 2024		December 31, 2023
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 155-2nd Won-denominated unsecured bond	Sep. 02, 2024	2.745%	—	20,000	—	20,000
The 155-3rd Won-denominated unsecured bond	Feb. 28, 2025	2.880%	—	20,000	—	20,000
The 156-1st Won-denominated unsecured bond [3]	Mar. 25, 2025	5Y CMS+0.404%	—	60,000	—	60,000
The 156-2nd Won-denominated unsecured bond [3]	Mar. 25, 2032	10Y CMS+0.965%	—	40,000	—	40,000
The 158th Won-denominated unsecured bond	Jan. 27, 2025	4.421%	—	50,000	—	50,000
The 159-1st Won-denominated unsecured bond	Aug. 09, 2024	4.267%	—	30,000	—	30,000
The 159-2nd Won-denominated unsecured bond	Aug. 11, 2027	4.505%	—	30,000	—	30,000
The 160-1st Won-denominated unsecured bond	Jun. 14, 2024	—	—	—	—	20,000
The 160-2nd Won-denominated unsecured bond	Dec. 13, 2024	5.667%	—	20,000	—	20,000
The 160-3rd Won-denominated unsecured bond	Dec. 12, 2025	5.769%	—	30,000	—	30,000
The 161-1st Won-denominated unsecured bond	Jun. 21, 2024	—	—	—	—	10,000
The 161-2nd Won-denominated unsecured bond	Dec. 20, 2024	5.557%	—	20,000	—	20,000
The 161-3rd Won-denominated unsecured bond	Jun. 20, 2025	5.594%	—	30,000	—	30,000
The 161-4th Won-denominated unsecured bond	Dec. 22, 2025	5.615%	—	10,000	—	10,000
The 162-2nd Won-denominated unsecured bond	Jan. 26, 2024	—	—	—	—	40,000
The 162-3rd Won-denominated unsecured bond	Apr. 26, 2024	—	—	—	—	10,000
The 163-1st Won-denominated unsecured bond	Feb. 20, 2026	4.059%	—	20,000	—	20,000

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(In millions of Korean won and foreign currencies in thousands)			June 30, 2024		December 31, 2023
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 163-2nd Won-denominated unsecured bond	Feb. 22, 2028	4.311%	—	80,000	—	80,000
The 164-1st Won-denominated unsecured bond	Apr. 12, 2024	—	—	—	—	10,000
The 164-2nd Won-denominated unsecured bond	Oct. 24, 2024	3.821%	—	30,000	—	30,000
The 164-3rd Won-denominated unsecured bond	Apr. 14, 2028	4.220%	—	30,000	—	30,000
The 165-1st Won-denominated unsecured bond	May. 09, 2025	3.870%	—	30,000	—	30,000
The 165-2nd Won-denominated unsecured bond	Nov. 09, 2026	3.932%	—	10,000	—	10,000
The 165-3rd Won-denominated unsecured bond	May. 07, 2027	3.972%	—	30,000	—	30,000
The 166-1st Won-denominated unsecured bond	Nov. 22, 2024	4.205%	—	20,000	—	20,000
The 166-2nd Won-denominated unsecured bond	Apr. 22, 2025	4.310%	—	40,000	—	40,000
The 166-3rd Won-denominated unsecured bond	May. 21, 2025	4.332%	—	10,000	—	10,000
The 166-4th Won-denominated unsecured bond	May. 22, 2025	4.332%	—	40,000	—	40,000
The 167-1st Won-denominated unsecured bond	Dec. 20, 2024	3.865%	—	30,000	—	30,000
The 167-2nd Won-denominated unsecured bond	Jan. 22, 2025	3.864%	—	50,000	—	50,000
The 167-3rd Won-denominated unsecured bond	Feb. 21, 2025	3.864%	—	10,000	—	10,000
The 167-4th Won-denominated unsecured bond	Dec. 22, 2025	3.858%	—	10,000	—	10,000
The 168-1st Won-denominated unsecured bond	Jun. 05, 2025	3.687%	—	40,000	—	—
The 168-2nd Won-denominated unsecured bond	Aug. 06, 2025	3.703%	—	70,000	—	—

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(In millions of Korean won and foreign currencies in thousands)			June 30, 2024			December 31, 2023
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 168-3rd Won-denominated unsecured bond	Oct. 02, 2025	3.724%	—		40,000	—		—
The 169th Won-denominated unsecured bond	Apr. 04, 2025	3.671%	—		50,000	—		—
The 170th Won-denominated unsecured bond	Jun. 12, 2025	3.688%	—		50,000	—		—

Subtotal					8,621,317			8,446,921
Less: Current portion					(2,578,761)			(1,924,523)
Discount on bonds					(18,262)			(19,248)

Total				~~W~~	6,024,294		~~W~~	6,503,150

[1]

As of June 30, 2024, the Controlling Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered on the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTNP has been terminated since 2007.

[2]	The Daily SOFR is approximately 5.330% as of June 30, 2024.
[3]	The CMS (5Y) and CMS (10Y) is approximately 3.145% and 3.150%, respectively as of June 30, 2024.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

2)	Convertible bonds

(In millions of Korean won)
Type	Issuance Date	Maturity	Annual interest Rate	June 30, 2024		December 31, 2023
The 1st CB (Private) [1]	Jun. 5, 2020	Jun. 5, 2025	[2]	~~W~~	8,000	8,000
Redemption premium					2,267	2,267
Conversion rights adjustment					(1,220)	(1,811)

Subtotal					9,047	8,456
Less: Current portion					(9,047)	(8,456)

Total				~~W~~	—	—

[1]	Common shares of Storywiz are subject to conversion (appraisal period: June 5, 2021~May 4, 2025).
[2]	Nominal interest rate and maturity yield is approximately 0% and 5%, respectively, and will be settled on maturity.

3)	Borrowings

a.	Short-term borrowings

(In millions of Korean won)
			June 30, 2024			December 31, 2023
Type	Financial institution	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Operational			—	~~W~~	71,000	—	~~W~~	151,500
	Shinhan Bank	4.370%~6.200%	—		91,890	—		70,000
		4.400%~5.490%	—		—	—		20,000
	Woori Bank	—
	Korea Development Bank	4.680%~6.060%	—		14,500	—		34,900
	Industrial Bank of Korea	4.862%	—		6,000	—		6,000
		—	—		—	—		4,800
	Hana Bank	4.280%	—		28,000	—		—
	KB SECURITIES	3.810%~3.820%	—		80,000	—		69,635
	HSBC	—	—		—	USD 23,600		30,450
		—	—		—	—		8,500
	NongHyup Bank [1]	KORIBOR(1M)+1.230%	—		4,300	—		—
	Korea Investment	3.810%	—		20,000	—		30,000
	NH INVESTMENT & SECURITIE	3.820%	—		20,000	—		—

	HANYANG SECURITIE	3.690%	—		99,210	—		—
Total				~~W~~	434,900		~~W~~	425,785

[1]	The KORIBOR(1M) is approximately 3.540% as of June 30, 2024.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

b.	Long-term borrowings

(In millions of Korean won and thousands of foreign currencies)			June 30, 2024			December 31, 2023
Financial institution	Type	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	1.00%	—	~~W~~	1,234	—	~~W~~	1,480
CA-CIB	General loans	3.380%	—		100,000	—		200,000
JPM	General loans	2.700%	—		100,000	—		200,000
DBS	General loans	3.820%	—		100,000	—		100,000
	General loans	4.090%	—		100,000	—		—
	General loans[2]	Term SOFR(3M)+1.700%	USD 8,910		12,378	USD 8,910		11,489
	General loans	2.630%~3.230%	USD 27,002		37,453	USD 31,472		40,655
Shinhan Bank	General loans [3]	4.490%	—		62,398	—		62,398
	General loans [2]	Term SOFR(3M)+1.600%	USD 21,127		29,349	USD 21,127		27,241
	General loans [2]	Term SOFR(3M)+1.940%	USD 35,000		48,622	USD 35,000		45,129
	General loans [2]	CD(91D)+1.800%	—		16,900	—		16,900
Woori Bank	General loans [2]	EURIBOR(3M)+0.900%	EUR 7,700		11,450	EUR 7,700		10,985
	General loans	3.320%~5.310%	—		41,526	—		41,526
Hi Investment & Securities	CP	2.302%	—		94,150	—		92,994
Bookook Investment	CP	3.603%	—		9,836	—		19,525
Korea Investment	CP	3.622%	—		77,416	—		75,928
Korea Development Bank	General loans	4.740%~4.960%	—		33,000	—		137,000
KDB Bank Uzbekistan	loans [4]	23.000%	UZS 44,989,915		4,950	—		—
	loans [4]	10.300%	USD 5,400		7,522	—		—
NH Jayang	PF loans [2]	CD(91D)+1.150%	—		31,166	—		53,033
Kyobo Life Insurance	PF loans [2]	CD(91D)+1.150%~ CD(91D)+3.450%	—		64,905	—		84,586
Standard Chartered Bank Korea	PF loans [2]	CD(91D)+1.150%~ CD(91D)+3.450%	—		43,270	—		56,390
	General loans [2]	CD(91D)+0.750%	—		32,000	—		32,000
Samsung Life Insurance	PF loans	1.860%~4.160%	—		36,058	—		46,992
Kookmin Bank	General loans	4.750%	—		8,000	—		—

Subtotal					1,103,583			1,356,251
Less: Current portion					(572,298)			(699,800)

Total				~~W~~	531,285		~~W~~	656,451

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a 7-year grace period.
[2]	EURIBOR (3M), Term SOFR (3M) and CD (91D) are approximately 3.711%, 5.325%, 3.600% respectively, as of June 30, 2024.
[3]	The general loans are repayable in installments over 4 years after a three-year grace period.
[4]	The general loans are repayable in installments over 3 years after a two-year grace period.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(2)	Repayment schedule of the Group’s debentures and borrowings including the portion of current liabilities as of June 30, 2024, is as follows:

(In millions of Korean won)
	Bonds				Borrowings			Total
	In local currency		In foreign currency	Sub- total	In local currency	In foreign currency	Sub- total
Jul. 1, 2024 ~ Jun. 30, 2025	~~W~~	2,098,000	489,677	2,587,677	867,942	139,256	1,007,198	3,594,875
Julr. 1, 2025 ~ Jun. 31, 2026		935,000	1,250,280	2,185,280	46,719	—	46,719	2,231,999
Jul. 1, 2026 ~ Jun. 31, 2027		740,000	972,440	1,712,440	136,997	4,157	141,154	1,853,594
Jul. 1, 2027 ~ Jun. 31, 2028		390,000	—	390,000	15,600	4,156	19,756	409,756
After Jul. 1, 2028		1,615,000	138,920	1,753,920	319,499	4,157	323,656	2,077,576

Total	~~W~~	5,778,000	2,851,317	8,629,317	1,386,757	151,726	1,538,483	10,167,800

13.	Provisions

Changes in provisions the six-month period ended June 30, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Litigation		Restoration cost	Others	Total
Beginning balance	~~W~~	29,707	133,159	59,357	222,223
Increase (transfer)		(194)	3,287	3,888	6,981
Usage		(3,389)	(738)	(3,816)	(7,943)
Reversal		(3,102)	(491)	(394)	(3,987)

Ending balance	~~W~~	23,022	135,217	59,035	217,274

Less: Current	~~W~~	(22,990)	(23,869)	(58,995)	(105,854)
Non-current		32	111,348	40	111,420

	2023
(In millions of Korean won)	Litigation		Restoration cost	Others	Total
Beginning balance	~~W~~	36,329	108,962	55,075	200,366
Increase (transfer)		40	13,835	4,124	17,999
Usage		(262)	(602)	(2,003)	(2,867)
Reversal		—	(561)	(51)	(612)
Others		—	(445)	445	—

Ending balance	~~W~~	36,107	121,189	57,590	214,886

Less: Current	~~W~~	34,532	20,556	57,172	112,260
Non-current		1,575	100,633	418	102,626

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

14.	Net Defined Benefit Liabilities (Assets)

(1)	The amounts recognized in the statements of financial position as of June 30, 2024 and December 31, 2023, are determined as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Present value of defined benefit obligations	~~W~~	2,452,769	2,365,793
Fair value of plan assets		(2,472,114)	(2,462,925)

Liabilities	~~W~~	73,113	63,616

Assets	~~W~~	92,458	160,748

(2)	Changes in the defined benefit obligations for the six-month period ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Beginning	~~W~~	2,365,793	2,218,655
Current service cost		109,967	105,230
Interest expense		41,963	49,252
Benefit paid		(67,381)	(58,602)
Remeasurements:		2,990	5,045
Changes in scope of consolidation		(422)	427
Others		(141)	140

Ending	~~W~~	2,452,769	2,320,147

(3)	Changes in the fair value of plan assets for the six-month period ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Beginning	~~W~~	2,462,925	2,478,143
Interest income		45,631	57,257
Remeasurements on plan assets:		220	3,777
Employer contributions		5,609	1,558
Benefits paid		(70,052)	(44,586)
Changes in scope of consolidation		—	339
Others		27,781	21,595

Ending	~~W~~	2,472,114	2,518,083

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(4)	Amounts recognized in the consolidated statement of profit or loss for the six-month period ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Current service cost	~~W~~	109,967	105,230
Net interest expense		(3,668)	(8,005)
Transfer out		(7,556)	(5,437)

Total expenses	~~W~~	98,743	91,788

15.	Commitments and Contingencies

(1)	As of June 30, 2024, major commitments with local financial institutions are as follows:

(In millions of Korean won and foreign currencies in thousands)	Financial institution	Limit	Used amount
Bank overdraft	Kookmin Bank and others	374,000	—
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	37,700	1,234
Economic Cooperation Business Insurance	Export-Import Bank of Korea	3,240	1,732
Collateralized loan on electronic accounts receivable-trade	Kookmin Bank and others	545,350	41,524
Plus electronic notes payable	Industrial Bank of Korea	50,000	3,370
	Korea Development Bank and others	1,593,500	246,790
Working capital loan	Shinhan Bank	USD 92,039	USD 92,039
	Woori Bank	EUR 7,700	EUR 7,700
Facility loans	Shinhan Bank and others	824,000	264,324
Derivatives transaction limit	Korea Development Bank and others	USD 1,970,000	USD 1,970,000

	Citi Bank	JPY 400,000	JPY 400,000
Total	KRW	3,427,790	558,974
	USD	2,062,039	2,062,039
	EUR	7,700	7,700
	JPY	400,000	400,000

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(2)	As of June 30, 2024, guarantees received from financial institutions are as follows:

(In millions of Korean won and foreign currencies in thousands)	Financial institution	Limit
	Guarantee for payment in Korean currency		4,000
	Comprehensive credit line and others		3,100
Hana Bank	Guarantee for payment in foreign currency	USD	59
	Comprehensive credit line and others	USD	10,300
Kookmin Bank	Guarantee for payment in foreign currency	USD	3,186
Shinhan Bank	Guarantee for payment in foreign currency and others	USD	89,516
	Corporate card issuance guarantee	VND	222,914
Woori Bank	Guarantee for payment in Korean currency		5,100
	Guarantee for payment in foreign currency	USD	5,360
Korea Development Bank	Refund guarantee for advances received	USD	6,811
HSBC	Guarantees for depositions	USD	808
Seoul Guarantee Insurance Company	Performance guarantee and others		345,812
Korea Software Financial Cooperative	Performance guarantee and others		1,417,465
Korea Specialty Contractor Financial Cooperative	Performance guarantee and others		135
Korea Housing Finance Corporation	Performance guarantee and others		44,000
Korea Housing & Urban Guarantee Corporation[1]	Performance guarantee and others		691,530
Information & Communication Financial Cooperative	Performance guarantee and others		81,865

Total	KRW		2,593,007
	USD		116,040
	VND		222,914

[1]	Inventory assets (~~W~~303,717 million) and investment properties (~~W~~317,323 million) are provided as collateral with commitment respectively, as of June 30, 2024.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(3)	As of June 30, 2024, guarantees provided by the Group to third parties are as follows:

(In millions of Korean won)
	Subject to payment guarantees	Creditor	Limit	Used amount	Period
KT Estate Inc	Wonju Bando U-bora Mark Bridge Buyer	Hana Bank	103,000	68,761	Aug. 5, 2022 ~ Feb. 28, 2025
KT Engineering Co., Ltd.[1]	Gasan Solar Power Plant Inc.	Shinhan Bank	4,700	196	Jan. 7, 2010 ~ Jan. 8, 2025
KT Alpha Co., Ltd.	Cash payers	T-commerce cash payers	710	—	Apr. 14, 2024 ~ Apr. 12, 2025
Nasmedia Co., Ltd.	Stockholders Association Members	Korea Securities Finance Corp	754	256	—

[1]	KT Engineering Co., Ltd., a subsidiary of the Group, is subject to payment, depending on the reimbursement of principal debtor.

(4)

The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd., a subsidiary, to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As of June 30, 2024, the Controlling Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~434 million.

(5)

For the six-month period ended June 30, 2024, the Group entered into agreements with the Securitization Specialty Companies (2024: First 5G 73rd to 75th Securitization Specialty Co., Ltd., 2023: First 5G 67 th to 72nd Securitization Specialty Co., Ltd.) and disposed of its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and in accordance with the agreement, the Group will receive asset management fees upon liquidation of the securitization specialty company.

(6)

As of June 30, 2024, the Group is a defendant in 181 lawsuits with the total claimed amount of ~~W~~ 169,028 million (As of December 31, 2023: ~~W~~167,834 million). As of June 30, 2024, litigation provisions of ~~W~~23,022 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated as of June 30, 2024 (Note 13).

(7)

According to the financial and other covenants included in certain debentures and borrowings, the Group is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

(8)	As of June 30, 2024, the Group participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(9)	As of June 30, 2024, the contract amount of properties and equipments acquisition agreement made but not yet recognized amounts to ~~W~~383,855 million (As of December 31, 2023: ~~W~~489,231 million).

(10)	As of June 30, 2024, there are derivatives generated by the Group granting Drag-Along Right to financial investors participating in paid-in capital increase of K Bank Inc. (Note 6).

(11)

The Group has an agreement with a transferor participated in share transfer agreement of MILLE Co., Ltd. As per the conditions of the agreement, the founding shareholders and others can exercise Put Option for the ordinary shares they hold, and it was exercised during the six-month period ended June 30, 2024.

(12)

The Group entered into an agreement with financial investors of Epsilon Global Communications Pte regarding the acquisition of shares contract. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, financial investors may exercise Tag-Along Right, Drag-Along Right, and the right to sell shares for the convertible preferred shares they hold (Note 6).

(13)

The Group has an obligation for additional contributions as per agreement to Storm Ventures FUND VII and others. As of June 30, 2024, remaining amounts of USD 33,900 thousand and JPY 320,000 thousand will be invested through the Capital Call method in the future.

(14)

The Group has the amount of ~~W~~201,615 million (40%) of joint responsibility obligation and ~~W~~302,423 million (60%) of obligation to provide financial support as a construction investor during the construction period with respect to K Defense Co., Ltd. established in accordance with the Private Investment Act on Social Infrastructure. During the operating period, the Group has the amount of ~~W~~438,312 million (100%) of obligation to provide financial support as an operating investor.

(15)

The Group entered into a stock sale contract with HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY. If a certain period of time has elapsed from the date of the contract and the acquired stocks are to be disposed to a third party, HYUNDAI MOBIS and HYUND AI MOTOR COMPANY may exercise a preferential purchase right to designate a buyer with priority.

(16)

The Group entered into an agreement with LS Cable & System Ltd., which participated in the stock acquisition contract of LS Marine Solution Co., Ltd. Under the agreement, the Group may exercise a Put-Option to LS Cable & System Ltd in the future (Note 6).

(17)

During the prior period, the Group entered into an agreement with equity investor who participated in the equity acquisition contract of KT Cloud Co., Ltd. According to this agreement, in specific occasion, the financial investor may exercise a Tag-Along of common shares or a Put-Option to the Group in the future. In relation to this contract, the Group and the financial investor may settle mutual profits if there is a difference between the final public offering price and the preliminary public offering price (Note 6).

(18)	The Group has the obligation of paying Minimum Guarantee as utilizing product bundling of Tving Co., Ltd., and the right to be paid certain proportion of the excess as per agreement.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

16.	Leases

Information for leases when the Group acts as a lessee is as follows. Information on leases when the Group acts as a lessor is described in Note 9.

(1)	Amounts recognized in the consolidated statement of financial position

The consolidated statements of financial position shows the following amounts relating to leases:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Right-of-use assets
Property and building	~~W~~	984,537	1,019,537
Machinery and communication line facilities		109,985	89,150
Others		192,159	196,276

Total	~~W~~	1,286,681	1,304,963

(In millions of Korean won)	June 30, 2024		December 31, 2023
Lease liabilities[1]
Current	~~W~~	333,378	307,868
Non-current		805,047	872,042

Total	~~W~~	1,138,425	1,179,910

[1]	Included in the line item ‘other current liabilities and other non-current liabilities’ in the consolidated statements of financial position (Note 8).

Right-of-use assets related to leases increased by ~~W~~171,613 million and ~~W~~185,196 million for the six-month period ended June 30, 2024, and 2023, respectively.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(2)	Amounts recognized in the consolidated statement of profit or loss

The consolidated statement of profit or loss relating to leases for the six-month period June 30, 2024, and 2023, are as follows:

(In millions of Korean won)	2024		2023
Depreciation of right-of-use assets
Property and building	~~W~~	149,095	149,002
Machinery and communication line facilities		12,875	13,390
Others		44,221	34,754

Total	~~W~~	206,191	197,146

Depreciation of investment property		—	1
Interest expense relating to lease liabilities	~~W~~	25,198	25,402
Expense relating to short-term leases		2,908	6,336
Expense relating to leases of low-value assets that are not short-term leases		6,826	11,535
Expense relating to variable lease payments not included in lease liabilities		7,188	4,198

Total cash outflow from leases was ~~W~~242,236 million and ~~W~~253,730 million for the six-month periods ended June 30, 2024 and 2023, respectively.

17.	Retained Earnings

Details of retained earnings as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Legal reserve [1]	~~W~~	782,249	782,249
Voluntary reserves [2]		4,651,362	4,651,362
Unappropriated retained earnings		9,019,049	9,060,819

Total	~~W~~	14,452,660	14,494,430

[1]

The Commercial Code of the Republic of Korea requires the Controlling Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends but may be transferred to share capital with the approval of the Controlling Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Controlling Company’s majority shareholders.

[2]

The reserves of research and development of human resources in other surplus reserves are separately accumulated on disposal of retained earnings on tax filing adjustments when calculating income taxes in accordance with regulations of Tax Reduction and Exemption Control Act of Korea. Reversal of the reserves according to the relevant tax law can be paid out as dividends.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

18.	Other Components of Equity

(1)	The Group’s other components of equity, as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Treasury stock	~~W~~	(215,459)	(398,075)
Gain on disposal of treasury stock		2,850	3,220
Share-based compensation		4,486	8,773
Equity transactions within consolidated entities [1]		(429,054)	(416,336)

Total	~~W~~	(637,177)	(802,418)

[1]	Profit or loss incurred from transactions with non-controlling interest and investment difference incurred from change in proportion of subsidiaries are included.

(2)	As of June 30, 2024 and December 31, 2023, the details of treasury stock, are as follows:

	June 30, 2024		December 31, 2023
Number of shares (in shares)		6,195,910	11,447,338
Amount (in millions of Korean won)	~~W~~	215,459	398,075

Treasury stock held as of June 30, 2024, is expected to be utilized for stock compensation for the Group’s directors, employees, and for other purposes.

19.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

(1)	The Group has recognized the following amounts relating to revenue for three- and the six-month periods ended June 30, 2024 and 2023:

(In millions of Korean won)	2024			2023
	Three-month		Six-month	Three-month	Six-month
Revenue from contracts with customers	~~W~~	6,489,158	13,087,000	6,490,230	12,879,571
Revenue from other sources		57,241	113,973	57,291	111,626

Total	~~W~~	6,546,399	13,200,973	6,547,521	12,991,197

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(2)	Operating revenues for the three- and six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024			2023
	Three-month		Six-month	Three-month	Six-month
Services provided	~~W~~	5,776,645	11,499,295	5,834,448	11,431,988
Sales of goods		769,754	1,701,678	713,073	1,559,209

Total	~~W~~	6,546,399	13,200,973	6,547,521	12,991,197

Revenue from providing services is recognized over time and revenue from sales of goods are recognized at a point in time. Revenues from construction commitments included in sales of goods are recognized using the percentage of completion method.

(3)	The contract assets, liabilities and deferred revenue recognized in relation to the revenues from contracts with customers are as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Contract assets [1]	~~W~~	1,111,507	1,130,745
Contract liabilities [1]		307,419	311,023
Deferred revenue [2]		85,202	81,067

[1]

The Group recognized contract assets of ~~W~~274,143 million and contract liabilities of ~~W~~32,624 million for long-term construction contract as of June 30, 2024 (December 31, 2023: contract assets of 308,821 million and contract liabilities of ~~W~~32,274 million). The Group recognizes contract assets as trade receivables and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue related to government grant is excluded.

(4)	The contract costs recognized as assets are as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Incremental costs of obtaining a contract	~~W~~	1,633,564	1,656,711
Cost of contract performance		71,448	70,757

Total	~~W~~	1,705,012	1,727,468

As of June 30, 2024, the Group recognized contract assets in the amount of ~~W~~857,847 million as operating expenses (June 30, 2023: ~~W~~888,317 million).

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(5)	For the three- and six-month periods ended June 30, 2024 and 2023, revenue recognized from carried-forward contract liabilities and deferred revenue from prior year, is as follows:

(In millions of Korean won)	2024			2023
	Three-month		Six-month	Three-month	Six-month
Revenue recognized from the beginning balance of contract liabilities
Allocation of the transaction price	~~W~~	47,225	115,785	59,902	134,898
Deferred revenue of joining/installment fees		10,835	22,704	11,016	23,208

Total	~~W~~	58,060	138,489	70,918	158,106

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

20.	Operating Expenses

(1)	Operating expenses for the three- and six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024			2023
	Three-month		Six-month	Three-month	Six-month
Salaries and wages	~~W~~	1,213,152	2,314,075	1,131456	2,200,537
Depreciation		700,943	1,404,779	675,525	1,347,057
Depreciation of right-of-use assets		103,285	206,191	97,717	197,146
Amortization of intangible assets		161,938	328,881	155,948	314,430
Commissions		332,380	685,388	298,182	600,587
Interconnection charges		102,165	212,091	109,660	220,898
International interconnection fees		26,425	63,285	44,244	92,018
Purchase of inventories		823,891	1,716,248	540,295	1,495,233
Changes of inventories		(64,906)	(51,782)	142,661	72,270
Sales promotion expense and sales commissions		554,351	1,120,721	600,486	1,165,094
Service costs		504,760	1,066,801	491,994	1,037,326
Utilities		130,059	264,430	89,160	192,477
Taxes and dues		64,437	129,728	63,368	128,582
Rent		39,043	76,181	41,725	81,475
Insurance premiums		13,504	31,641	14,427	32,270
Installation fees		42,220	80,051	38,049	91,349
Advertising expenses		40,754	72,809	40,145	75,460
Research and development expenses		43,144	94,178	41,690	84,525
Card service costs		771,019	1,512,921	825,748	1,584,610
Others		449,849	871,870	528,933	915,640

Total	~~W~~	6,052,413	12,200,487	5,971,413	11,928,984

(2)	Details of employee benefits for the three- and six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024			2023
	Three-month		Six-month	Three-month	Six-month
Short-term employee benefits	~~W~~	1,132,289	2,152,008	1,054,610	2,049,482
Post-employment benefits (defined benefits)		49,256	98,743	46,314	91,788
Post-employment benefits (defined contributions)		24,460	45,989	18,953	40,467
Share-based compensation		929	3,848	6,417	9,338
Others		6,218	13,487	5,162	9,462

Total	~~W~~	1,213,152	2,314,075	1,131,456	2,200,537

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

21.	Other Income and Other Expenses

(1)	Other income for the three- and six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024			2023
	Three-month		Six-month	Three-month	Six-month
Gain on disposal of property and equipment and investment properties	~~W~~	5,167	22,484	5,007	12,617
Gain on disposal of intangible assets		—	112	—	300
Gain on disposal of right-of-use assets		1,236	1,527	1,496	1,861
Compensation on impairment of property and equipment		35,515	65,600	37,836	69,848
Gain on government subsidies		4,856	14,207	7,957	17,359
Gain on disposal of investments in associates		1,106	1,106	2,880	6,054
Gain on disposal of subsidiaries		52,688	52,688	—	—
Others		6,891	22,573	7,769	23,892

Total	~~W~~	107,459	180,297	62,945	131,931

(2)	Other expenses for the three- and six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024			2023
	Three-month		Six-month	Three-month	Six-month
Loss on disposal of property and equipment	~~W~~	20,701	36,345	19,125	31,900
Loss on disposal of intangible assets		1,744	7,839	2,456	3,026
Loss on disposal of right-of-use assets		981	1,275	719	949
Loss on disposal of investments in associates		12	12	—	—
Loss on disposal of subsidiaries		3,154	3,154	—	—
Donations		573	4,326	411	17,261
Other allowance for bad debts		11,214	21,119	7,640	11,651
Others		9,648	44,329	44,048	69,849

Total	~~W~~	48,027	118,399	74,399	134,636

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

22.	Finance Income and Costs

(1)	Details of finance income for the three- and six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024			2023
	Three-month		Six-month	Three-month	Six-month
Interest income	~~W~~	78,728	156,475	63,542	131,736
Gain on foreign currency transactions		5,111	7,908	5,728	10,671
Gain on foreign currency translation		16,472	20,915	8,913	14,482
Gain on transaction of derivatives		3,209	3,209	3,159	4,771
Gain on valuation of derivatives		100,289	229,833	7,434	97,891
Gain on disposal of trade receivables		—	—	3,441	3,441
Divided income		11,166	42,212	33,034	34,322
Others		3,381	8,080	775	2,046

Total	~~W~~	218,356	468,632	126,026	299,360

(2)	Details of finance costs for the three- and six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024			2023
	Three-month		Six-month	Three-month	Six-month
Interest expenses	~~W~~	91,039	194,863	92,158	170,865
Loss on foreign currency transactions		3,792	6,038	8,442	15,861
Loss on foreign currency translation		96,714	226,252	22,569	125,617
Loss on valuation of derivatives		261	354	2,784	18,749
Loss on disposal of trade receivables		3,227	3,589	2,129	7,065
Others		16,999	21,428	20,416	37,122

Total	~~W~~	212,032	452,524	148,498	375,279

23.	Income Tax Expense

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual income tax rate used for the year ending December 31, 2024, is 26.0%.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

24.	Earnings per Share

Basic earnings per share for the three- and six-month periods ended June 30, 2024 and 2023, are calculated as follows:

(1)	Basic Earnings per Share

Basic earnings per share is calculated by dividing the profit for the period by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares held by the Group as treasury stock.

	2024			2023
	Three-month		Six-month	Three-month	Six-month
Profit attributable to ordinary shares (In millions of Korean won)	~~W~~	392,764	768,038	394,248	690,580
Weighted average number of ordinary shares outstanding (In number of shares)		245,756,858	245,993,685	249,590,243	252,588,199

Basic earnings per share (In Korean won)	~~W~~	1,598	3,122	1,580	2,734

(2)	Diluted Earnings per Share

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding assuming that all dilutive potential ordinary shares are converted into ordinary shares. The Group has dilutive potential ordinary shares from convertible bonds, convertible preferred stock and other share-based payments:

	2024			2023
	Three-month		Six-month	Three-month	Six-month
Profit attributable to ordinary shares (In millions of Korean won)	~~W~~	392,764	768,038	394,248	690,580
Adjusted net income attributable to ordinary shares (In millions of Korean won)		(142)	(241)	(256)	(443)
Diluted profit attributable to ordinary shares (In millions of Korean won)		392,622	767,797	393,992	690,137
Number of dilutive potential ordinary shares outstanding (In number of shares)		25,111	66,620	135,219	123,912
Weighted average number of ordinary shares outstanding (In number of shares)		245,781,969	246,060,305	249,725,462	252,712,111

Diluted earnings per share (In Korean won)	~~W~~	1,597	3,120	1,578	2,731

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

Diluted earnings per share is calculated by dividing the profit for the period by the sum of the weighted average number of ordinary shares and dilutive potential ordinary shares. This calculation takes into account both ordinary shares and all dilutive potential shares

25.	Cash Generated from Operations

(1)	Cash flows from operating activities for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
1. Profit for the period	~~W~~	803,544	742,127
2. Adjustments for:
Income tax expense		282,153	243,609
Interest income [1]		(209,382)	(186,786)
Interest expense [1]		222,652	197,753
Dividend income [2]		(43,637)	(35,758)
Depreciation		1,425,967	1,371,454
Amortization of intangible assets		335,071	386,055
Depreciation of right-of-use assets		206,191	197,146
Provisions for post-employment benefits (defined benefits)		106,299	97,225
Allowance for bad debts		104,814	79,106
Share of net profit or loss of associates and joint ventures		(7,290)	(2,197)
Gain on disposal of associates and joint ventures		(50,628)	(6,054)
Loss on disposal of property, equipment and investment properties [3]		13,861	8,741
Impairment loss on property and equipment		—	522
Gain on disposal of right-of-use assets		(252)	(912)
Loss on disposal of intangible assets		7,727	2,726
Impairment loss on intangible assets		857	695
Loss on foreign currency translation		205,180	111,135
Gain on valuation of derivatives		(232,719)	(61,657)
Loss on disposal of financial assets at amortized cost		1	1
Gain on disposal of financial assets at fair value through profit or loss		(3,440)	(908)
Loss on valuation of financial assets at fair value through profit or loss [4]		8,672	2,821
Others		66,719	71,256
3. Changes in operating assets and liabilities
Decrease (increase) in trade receivables		(108,465)	5,765
Decrease in other receivables		84,990	436,030
Increase in other current assets		(49,235)	(43,890)
Increase in other non-current assets		(19,669)	(32,768)
Decrease (Increase) in inventories		(41,734)	69,973
Increase (decrease) in trade payables		79,917	(15,205)
Increase (decrease) in other payables		38,331	(651,115)
Increase (decrease) in other current liabilities		260,749	(56,394)
Decrease in other non-current liabilities		(11,142)	(18,017)
Increase (Decrease) in provisions		(2,640)	2,885
Increase (Decrease) in deferred revenue		(882)	639
Decrease in plan assets		158,417	115,748
Payment of post-employment benefits (defined benefit)		(202,374)	(167,452)

4. Cash generated from operations (1+2+3)		3,428,623	2,864,299

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

[1]

Subsidiaries such as BC Card Co., Ltd. recognize interest income and expense as operating revenue and expense, respectively. Interest income of ~~W~~52,907 million (For the six-month period ended June 30, 2023: ~~W~~55,050 million) recognized as operating revenue and interest expense of ~~W~~27,789 million (For the six-month periods ended June 30, 2023: ~~W~~27,778 million) recognized as operating expense, for the six-month period ended June 30, 2024, are included in the adjustment.

[2]

BC Card Co., Ltd. recognized dividend income as operating revenue. Dividend income of ~~W~~1,425 million recognized as operating revenue for the six-month period ended June 30, 2024 (six-month period ended June 30, 2023: ~~W~~1,426 million) is included in the adjustment.

[3]

Gains and losses on disposal of investment properties of KT Estate Inc. are presented as operating revenue and operating expense, respectively. Gain on disposal of investment properties amounting to: ~~W~~10,542 million, recognized as operating revenue for the six-month period ended June 30, 2023, is included.

[4]

Subsidiaries such as KT Investment Co., Ltd. recognized gain and loss on valuation of financial assets at fair value through profit or loss as operating revenue and expense, respectively. Loss on valuation of financial assets at fair value through profit or loss of ~~W~~1,141 million (For the six-month period ended June 30, 2023: gain on valuation of financial assets at fair value through profit or loss of ~~W~~11,727 million) that is recognized as operating revenue and expense, for the six-month period ended June 30, 2024, is included in the adjustment.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(2)	Significant transactions not affecting cash flows for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Reclassification of current portion of borrowings	~~W~~	1,827,739	1,286,741
Reclassification of construction-in-progress to property and equipment		979,155	1,343,059
Change of other payables relating to acquisition of property and equipment		66,921	(211,861)
Change of other payables relating to acquisition of intangible assets		(285,805)	(235,761)
Reclassification of other payables from net defined benefit liabilities		(14,648)	(13,014)
Increase in financial assets due to stock exchange		52,841	—

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

26.	Changes in Liabilities Arising from Financing Activities

Details of changes in liabilities arising from financing activities, liabilities related to cashflow to be classified as future financing activities, for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024

	Beginning		Cash flows	Others				Ending
				Acquisition	Changes in FX rate	Fair value change	Other changes
Borrowings	~~W~~	10,218,165	(281,451)	—	213,500	—	371	10,150,585
Lease liabilities		1,179,909	(200,555)	180,971	—	264	(22,164)	1,138,425
Derivative liabilities		24,547	—	—	193	(639)	(22,417)	1,684
Derivative assets		(159,211)	1,118	—	(196,606)	7,437	22,417	(324,845)

Total	~~W~~	11,263,410	(480,888)	180,971	17,087	7,062	(21,793)	10,965,849

(In millions of Korean won)	2023

	Beginning		Cash flows	Others				Ending
				Acquisition	Changes in FX rate	Fair value change	Other changes
Borrowings	~~W~~	10,006,685	(141,362)	—	100,058	515	70,145	10,036,041
Lease liabilities		1,172,038	(208,342)	173,095	—	50	(5,380)	1,131,461
Derivative liabilities		33,555	—	—	(22,565)	6,479	—	17,469
Derivative assets		(190,830)	26,593	—	(71,435)	28,601	(3,132)	(210,203)

Total	~~W~~	11,021,448	(323,111)	173,095	6,058	35,645	61,633	10,974,768

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

27.	Segment Information

(1)	The management of the Group determines the operating segments based on the reported information when establishing the business strategy.

Details	Business service
ICT	Mobile/fixed line telecommunication service and convergence business, B2B business and others
Finance	Credit card business
Satellite TV	Satellite TV business
Real estate	Residential building development and supply
Others	IT, facility security, global business, and others

(2)	Details of each segment for the three- and six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)
	2024
	Operating revenues			Operating profit		Depreciation and amortization [1]
	Three-month		Six-month	Three-month	Six-month	Three-month	Six-month
ICT	~~W~~	4,548,296	9,243,124	358,858	752,631	803,949	1,609,251
Finance		907,046	1,780,963	42,225	74,923	8,445	16,939
Satellite TV		176,206	354,090	12,723	25,685	12,238	24,609
Real estate		153,478	286,637	23,410	39,550	17,159	35,339
Others		2,019,313	4,016,985	73,848	132,072	153,417	304,714

Subtotal		7,804,339	15,681,799	511,064	1,024,861	995,208	1,990,852
Elimination		(1,257,940)	(2,480,826)	(17,078)	(24,375)	(29,042)	(51,001)

Consolidated amount	~~W~~	6,546,399	13,200,973	493,986	1,000,486	966,166	1,939,851

[1]	Sum of the amortization of property and equipment, intangible assets, investment properties and right-of-use assets

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(In millions of Korean won)
	2023
	Operating revenues			Operating profit		Depreciation and amortization [1]
	Three-month		Six-month	Three-month	Six-month	Three-month	Six-month
ICT	~~W~~	4,487,417	9,106,412	407,424	795,567	782,598	1,561,821
Finance		959,350	1,843,337	33,008	43,842	8,299	20,211
Satellite TV		181,008	359,687	18,831	35,135	13,480	27,188
Real estate		141,876	251,993	23,021	27,415	17,452	34,902
Others		1,995,074	3,828,946	105,929	166,042	140,621	275,424

Subtotal		7,764,725	15,390,375	588,213	1,068,001	962,450	1,919,546
Elimination		(1,217,204)	(2,399,178)	(12,105)	(5,788)	(33,260)	(60,913)

Consolidated amount	~~W~~	6,547,521	12,991,197	576,108	1,062,213	929,190	1,858,633

[1]	Sum of the amortization of property and equipment, intangible assets, investment properties and right-of-use assets.

(3)	Operating revenues for the six-month periods ended June 30, 2024 and 2023, and non-current assets as of June 30, 2024 and December 31, 2023, by geographical regions, are as follows:

(In millions of Korean won)	2024
	Operating revenues			Non-current assets[1]
	Three-month		Six-month	June 30, 2024
Domestic	~~W~~	6,500,587	13,113,006	20,162,187
Overseas		45,812	87,967	232,597

Total	~~W~~	6,546,399	13,200,973	20,394,784

(In millions of Korean won)	2023
	Operating revenues			Non-current assets[1]
	Three months		Six months	December 31, 2023
Domestic	~~W~~	6,501,361	12,904,253	20,725,694
Overseas		46,160	86,944	183,344

Total	~~W~~	6,547,521	12,991,197	20,909,038

[1]	Sum of property and equipment, intangible assets, investment properties and right-of-use assets.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

28.	Related Party Transactions

(1)	The list of related party of the Group as of June 30, 2024, is as follows:

Relationship	Name of Entity
Associates and joint ventures	53 entities such as K Bank Inc., KIF Investment Fund, Megazone Cloud Corporation, and KIAMCO Data Center Development Real Estate General Private Placement Investment Blind Trusts

Others [1]	Goody Studio Co., Ltd., Rebellion Inc., Digital Pharm Co., Ltd., Mastern No.127 Logispoint Daegu Co., KORAMKO No. 143 General Private Real Estate Investment Company

[1]	Included within the scope of related parties under Korean IFRS 1024 due to the presence of significant influence, even though treated in accordance with Korean IFRS 1109.

(2)	Outstanding balances of receivables and payables in relations to transactions with related parties as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)		June 30, 2024
		Receivables				Payables
Relationship	Name of Entity	Trade receivables		Other receivables	Lease receivables	Trade payables	Other payables	Lease liabilities
Associates and joint ventures	K Bank, Inc.	~~W~~	826	196,930	628	—	335	—
	Little Big Pictures		235	4,796	—	—	4	—
	K-Realty 11th Real Estate Investment Trust Company		110	1,283	—	—	—	6,316
	K-Realty No.3 Real Estate General Private Placement Investment		3,112	—	—	—	—	—
	Others		2,530	894	—	21	6,650	—

	Total	~~W~~	6,813	203,903	628	21	6,989	6,316

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(In millions of Korean won)		December 31, 2023
		Receivables				Payables
Relationship	Name of Entity	Trade receivables		Other receivables	Lease receivables	Trade payables	Other payables	Lease liabilities
Associates and joint ventures	K Bank, Inc.	~~W~~	862	326,006	769	—	299	—
	Little Big Pictures		232	3,473	—	9	6	—
	K-Realty 11th Real Estate Investment Trust Company		110	1,283	—	—	—	6,732
	K-Realty No.3 Real Estate General Private Placement Investment		4,576	—	—	—	—	—
	Others		2,044	162	—	2,900	3,029	—

	Total	~~W~~	7,824	330,924	769	2,909	3,334	6,732

(3)	Significant transactions with related parties for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)		2024
		Sales			Purchases		Acquisition of right-of-use assets
Relationship	Name of Entity	Operating revenue		Other income	Operating expenses	Others[1]
Associates and joint ventures	K Bank, Inc.	~~W~~	16,574	—	9,453	—	—
	HD Hyundai Robotics Co., Ltd.		38	—	—	—	—
	K-Realty 11th Real Estate Investment Trust Company		18	100	1,385	—	19
	K-Realty No.3 Real Estate General Private Placement Investment Company		5,241	164	—	—	—
	Others		12,280	302	17,772	—	—
Others	Rebellions Co.,Ltd		17	—	—	430	—

	Total	~~W~~	34,168	566	28,610	430	19

[1]	The amount of acquisition of property, equipment and others is included.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(In millions of Korean won)		2023
		Sales			Purchases		Acquisition of right-of-use assets
Relationship	Name of Entity	Operating revenue		Other income	Operating expenses	Others[1]
Associates and joint ventures	K Bank, Inc.	~~W~~	11,196	—	5,647	—	—
	Hyundai Robotics Co., Ltd. [1]		40	—	182	—	—
	K-Realty 11th Real Estate Investment Trust Company		128	100	1,149	—	34
	Others [2]		8,085	413	20,061	137	—

	Total	~~W~~	19,449	513	27,039	137	34

[1]	The amount of acquisition of property, equipment and others is included.
[2]	Transactions with KT Living, Inc. (formerly KD Living, Inc.) before it was classified as subsidiary of the Group are included.

(In millions of Korean won)		2024				2023
Relationship	Name of Entity	Finance income		Finance costs	Dividend Income	Finance income	Finance costs	Dividend income
Associates and joint ventures	K Bank, Inc.	~~W~~	4,403	—	—	3,853	—	—
	K-Realty 11th Real Estate Investment Trust Company		—	102	202	—	129	277
	Others[1]		—	—	4,495	—	—	1,629

	Total	~~W~~	4,403	102	4,697	3,853	129	1,906

[1]	Transactions with KT Living, Inc. (formerly KD Living, Inc.) before it was classified as subsidiary of the Group are included.

(4)	Key management compensation for the six-month periods ended June 30, 2024 and 2023, consists of:

(In millions of Korean won)	2024		2023
Salaries and other short-term benefits	~~W~~	824	619
Post-employment benefits		97	71
Share-based compensation		332	302

Total	~~W~~	1,253	992

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(5)	Fund transactions with related parties for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Borrowing transactions[1]			Equity contributions in cash
	Borrowings		Repayments
Associates and joint ventures
IBK-KT Young Entrepreneurs MARS Investment Fund	~~W~~	—	—	6,000
K-Realty 11th Real Estate Investment Trust Company		—	508	—
TeamFresh Corp. [2]		—	—	52,841
Others		—	—	19,835
Others
Rebellions Co.,Ltd.		—	—	9,999

Total	~~W~~	—	508	88,675

(In millions of Korean won)	2023
	Borrowing transactions[1]			Equity contributions in cash
	Borrowings		Repayments
Associates and joint ventures
Megazone Cloud Corporation	~~W~~	30,000	—	—
K-Realty 11th Real Estate Investment Trust Company		—	494	—
STIC Place General Private Placement Real Estate Investment Trust No.2		—	—	20,000
Telco Credit Bureau Co.,Ltd.		—	—	6,500
Super Growth K-contents Fund		—		6,000
6,000Others [3]		—	—	5,967

Total	~~W~~	30,000	494	38,467

[1]	Lease transactions are included in borrowing transactions.
[2]	The transaction involved acquiring redeemable convertible preference shares of TeamFresh Corp. and occurred in the process of exchange with the shares of Lolab Co., Ltd. that were held.
[3]	Includes transactions before Studio Discovery Co., Ltd. was excluded from the associates.

(6)	Provision of collateral and investment agreement and others

The Group has an obligation according to invest agreements with related parties such as KIAMCO Data Center Development Real Estate General Private Placement Investment Blind Trusts. As of June 30, 2024 the Group has a plan to make an additional investment of ~~W~~106,928 million.

(7)	As of June 30, 2024, the limit of the credit card contract provided by the Group to K Bank, Inc. is ~~W~~1,344 million (December 31, 2023: ~~W~~1,050 million).

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

29.	Fair Value

(1)	Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024			December 31, 2023
	Carrying amount		Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	~~W~~	3,786,724	[1]	2,879,554	[1]
Trade and other receivables
Financial assets at amortized cost [2]		8,006,889	[1]	8,326,229	[1]
Financial assets at fair value through other comprehensive income		112,860	112,860	116,198	116,198
Other financial assets
Financial assets at amortized cost		1,002,142	[1]	1,385,921	[1]
Financial assets at fair value through profit or loss		1,064,624	1,064,624	939,661	939,661
Financial assets at fair value through other comprehensive income		1,983,633	1,983,633	1,680,168	1,680,168
Derivative financial assets for hedging		324,845	324,845	159,211	159,211

Total	~~W~~	16,281,717		15,486,942

Financial liabilities
Trade and other payables	~~W~~	8,007,446	[1]	8,317,822	[1]
Borrowings		10,150,585	9,596,901	10,218,165	9,979,545
Other financial liabilities
Financial liabilities at amortized cost		906,785	[1]	915,185	[1]
Financial liabilities at fair value through profit or loss		113,329	113,329	136,106	136,106
Derivative financial liabilities for hedging		1,684	1,684	24,547	24,547

Total	~~W~~	19,179,829		19,611,825

[1]	Since the carrying amount represents a reasonable approximation of fair value, it has been excluded from the fair value disclosures.
[2]	Lease receivables are excluded from fair value disclosure in accordance with Korean IFRS 1107.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(2)	Fair Value Hierarchy

Assets measured at fair value or for which the fair value is disclosed are categorized within the fair value hierarchy, and the defined levels are as follows:

•	Level 1: The quoted (unadjusted) price in active markets for identical assets or liabilities that an entity can access at the measurement date.

•	Level 2: All inputs other than quoted prices included in Level 1 that are observable (either directly that is, or indirectly that is, derived from prices) for the asset or liability.

•	Level 3: The unobservable inputs for the asset or liability.

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured disclosed at fair value or its fair value is disclosed as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024
	Level 1		Level 2	Level 3	Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	112,860	—	112,860
Other financial assets
Financial assets at fair value through profit or loss		8,042	196,813	859,769	1,064,624
Financial assets at fair value through other comprehensive income		1,533,170	5,331	445,132	1,983,633
Derivative financial assets for hedging		—	324,845	—	324,845

Total	~~W~~	1,541,212	639,849	1,304,901	3,485,962

Liabilities
Borrowings	~~W~~	—	9,596,901	—	9,596,901
Other financial liabilities
Financial liabilities at fair value through profit or loss		—	—	113,329	113,329
Derivative financial liabilities for hedging		—	1,684	—	1,684

Total	~~W~~	—	9,598,585	113,329	9,711,914

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(In millions of Korean won)	December 31, 2023
	Level 1		Level 2	Level 3	Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	116,198	—	116,198
Other financial assets
Financial assets at fair value through profit or loss		13,911	156,918	768,832	939,661
Financial assets at fair value through other comprehensive income		1,230,936	5,206	444,026	1,680,168
Derivative financial assets for hedging		—	159,211	—	159,211

Total	~~W~~	1,244,847	437,533	1,212,858	2,895,238

Liabilities
Borrowings	~~W~~	—	9,979,545	—	9,979,545
Other financial liabilities
Financial liabilities at fair value through profit or loss		—	1,545	134,561	136,106
Derivative financial liabilities for hedging		—	24,547	—	24,547

Total	~~W~~	—	10,005,637	134,561	10,140,198

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(3)	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

1)	Details of transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

2)	Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows:

(In millions of Korean won)	2024
	Financial assets			Financial liabilities
	Financial assets at FVTPL		Financial assets at FVOCI	Financial liabilities at FVTPL
Beginning balance	~~W~~	768,832	444,026	134,561
Acquisition		38,519	1,011	—
Transfer		50,995	(207)	5,772
Disposal		(9,388)	—	—
Amount recognized in profit or loss		10,811	—	(27,004)
Amount recognized in other comprehensive income		—	302	—

Ending balance	~~W~~	859,769	445,132	113,329

(In millions of Korean won)	2023
	Financial assets				Financial liabilities
	Financial assets at FVTPL		Financial assets at FVOCI	Derivative financial assets (liabilities) for hedging	Financial liabilities at FVTPL
Beginning balance	~~W~~	612,069	497,129	1,113	141,280
Acquisition		38,358	—	—	—
Transfer		(2,453)	(511)	(1,113)	—
Changes in consolidation scope		252	—	—	—
Disposal		(4,704)	(6)	—	—
Amount recognized in profit or loss		(18,943)	—	—	22,004
Amount recognized in other comprehensive income		—	(233)	—	—

Ending balance	~~W~~	624,579	496,379	—	163,284

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(4)	Valuation Technique

Valuation techniques used in the recurring, non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024
	Fair value		Level	Major valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	112,860	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		1,056,582	2,3	DCF Model, Adjusted Net Asset Model, Monte-Carlo Simulation
Financial assets at fair value through other comprehensive income		450,463	2,3	DCF Model, Market Approach Model
Derivative financial assets for hedging		324,845	2	DCF Model
Liabilities
Borrowings		9,596,901	2	DCF Model
Other financial liabilities
Financial liabilities at fair value through profit or loss		113,329	3	Binomial Option Pricing Model
Derivative financial liabilities for hedging		1,684	2	DCF Model

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(In millions of Korean won)	December 31, 2023
	Fair value		Level	Major valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	116,198	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		925,750	2,3	DCF Model, Adjusted Net Asset Model, Monte-Carlo Simulation
Financial assets at fair value through other comprehensive income		449,232	2,3	DCF Model, Market Approach Model
Derivative financial assets for hedging		159,211	2	DCF Model
Liabilities
Borrowings		9,979,545	2	DCF Model
Other financial liabilities
Financial liabilities at fair value through profit or loss		136,106	2,3	DCF Model, Binomial Option Pricing Model
Derivative financial liabilities for hedging		24,547	2	DCF Model

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Group engages external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discuss the valuation processes and results with the CFO in line with the Group’s closing dates.

30.	Events After the Reporting Period

(1)	The Group has decided on a quarterly dividend at the Board of Directors dated July 16, 2024, and the details are as follows.

Type	Details
Dividend per share	~~W~~500 (Total dividend: ~~W~~122,913 million)
Dividend yield	1.4%
Dividend report date	June 30, 2024
Dividend pay date	July 30, 2024

(2)	KT Cloud Co., Ltd., a subsidiary of the Group, exercised its stock purchase right (exercise amount: ~~W~~20,328 million) for the entire shares of its subsidiary, Open cloud lab Co., Ltd., on July 1, 2024.

KT CORPORATION

Separate Interim Financial Statements

June 30, 2024 and 2023, and December 31, 2023

ATTACHMENT: INDEPENDENT AUDITOR’S REVIEW REPORT

KT Corporation

Index

June 30, 2024 and 2023, and December 31, 2023

Deloitte Anjin LLC 9F., One IFC, 10, Gukjegeumyung-ro, Youngdeungpo-gu, Seoul 07326, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

Independent Auditor’s Review Report

[English Translation of Independent Auditor’s Review Report Originally Issued in Korean on August 14, 2024]

To the Shareholders and the Board of Directors of KT Corporation.

Reviewed Separate Interim Financial Statements

We have reviewed the accompanying Separate Interim financial statements of KT Corporation (the “Company”). The Separate Interim financial statements consist of the Separate Interim statement of financial position as of June 30, 2024, and the related Separate Interim statements of profit or loss and comprehensive income for the three-month and six-month periods ended June 30, 2024 and 2023, and changes in equity and cash flows for the six-month periods ended June 30, 2024 and 2023, all expressed in Korean won, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Separate Interim Financial Statements

Management is responsible for the preparation and fair presentation of these Separate Interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No. 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of Separate Interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these Separate Interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semi-annual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of Separate Interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing(“KSA”) and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

1

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying Separate Interim financial statements referred to above are not presented fairly, in all material respects, the financial position as of June 30, 2024, and its financial performance and its cash flows for the six-month period ended June 2024 in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other Matters

We have audited the separate statement of financial position of the Company as of December 31, 2023, and the related separate statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, in accordance with KSA. We expressed an unqualified opinion on those financial statements in our audit report dated March 18, 2024. The accompanying separate statement of financial position as of December 31, 2023, presented for comparative purposes, is not different from the audited separate statement of financial position above in all material respects.

Seoul, Korea

August 14, 2024

Notice to Readers

This review report is effective as of August 14, 2024, the auditor’s review report date. Certain subsequent events or circumstances may have occurred between the auditor’s review report date and the time the auditor’s review report is read. Such events or circumstances could significantly affect the financial statements and may result in modifications to the auditor’s review report.

2

KT Corporation

Separate Interim Statements of Financial Position

As of June 30, 2024 and December 31, 2023

(In millions of Korean won)	Notes	June 30, 2024		December 31, 2023
Assets
Current Assets
Cash and cash equivalents	4,28	~~W~~	1,722,516	~~W~~	1,242,005
Trade and other receivables, net	4,5,28		3,097,575		3,190,269
Other financial assets	4,6,28		161,993		279,451
Inventories, net	7		404,135		368,117
Other current assets	8		2,065,500		2,008,723

Total Current Assets			7,451,719		7,088,565

Non-Current Assets
Trade and other receivables, net	4,5,28		321,137		370,717
Other financial assets	4,6,28		2,484,865		2,134,324
Property and equipment, net	9		11,264,367		11,492,776
Right-of-use assets	16		954,685		976,625
Investment properties, net	9		1,173,486		1,191,592
Intangible assets, net	9		1,271,263		1,487,848
Investments in subsidiaries, associates and joint ventures	10		4,829,865		4,796,606
Net defined benefit assets	14		28,470		60,590
Other non-current assets	8		684,958		709,276

Total Non-Current Assets			23,013,096		23,220,354

Total Assets		~~W~~	30,464,815	~~W~~	30,308,919

3

KT Corporation

Separate Interim Statements of Financial Position

As of June 30, 2024 and December 31, 2023

(In millions of Korean won)	Notes	June 30, 2024		December 31, 2023
Liabilities
Current Liabilities
Trade and other payables	4,11,28	~~W~~	4,452,135	~~W~~	4,232,377
Borrowings	4,12,28		1,789,530		1,725,234
Other financial liabilities	4,6,28		895		660
Current income tax liabilities			245,133		148,136
Provisions	13,15		85,182		91,861
Deferred income	19		48,731		39,618
Other current liabilities	4,8,16		693,474		719,605

Total Current Liabilities			7,315,080		6,957,491

Non-Current Liabilities
Trade and other payables	4,11,28		480,027		739,766
Borrowings	4,12,28		5,675,739		5,834,699
Other financial liabilities	4,6,28		1,403		23,819
Provisions	13		94,770		90,493
Deferred income	19		139,195		145,334
Deferred income tax liabilities			838,295		796,087
Other non-current liabilities	4,8,16		622,200		677,691

Total Non-Current Liabilities			7,851,629		8,307,889

Total Liabilities			15,166,709		15,265,380

Equity
Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	17		12,404,161		12,544,425
Accumulated other comprehensive income			281,100		64,229
Other components of equity	18		(391,912)		(569,872)

Total Equity			15,298,106		15,043,539

Total Liabilities and Equity		~~W~~	30,464,815	~~W~~	30,308,919

The above separate interim statements of financial position should be read in conjunction with the accompanying notes.

4

KT Corporation

Separate Interim Statements of Profit or Loss

For the three-month and six-month periods ended June 30, 2024 and 2023

		Three-Month and Six-Month Periods Ended June 30
(In millions of Korean won, except per share amounts)	Notes	2024				2023
		Three-month		Six-month		Three-month		Six-month
Operating Revenue	19	~~W~~	4,548,296	~~W~~	9,243,124	~~W~~	4,487,418	~~W~~	9,106,412
Operating Expenses	20		4,189,438		8,490,493		4,079,994		8,310,845

Operating Profit			358,858		752,631		407,424		795,567
Other income	21		86,257		186,124		55,079		171,599
Other expenses	21		37,920		86,191		63,349		112,011
Finance income	22		173,696		382,801		109,563		258,098
Finance costs	22		171,777		360,102		114,066		290,909

Profit before Income Tax			409,114		875,263		394,651		822,344
Income tax expense	23		94,614		206,732		89,596		197,424

Profit for the Period		~~W~~	314,500	~~W~~	668,531	~~W~~	305,055	~~W~~	624,920

Earnings per share
Basic earnings per share	24	~~W~~	1,280	~~W~~	2,718	~~W~~	1,222	~~W~~	2,474
Diluted earnings per share	24		1,280		2,717		1,222		2,473

The above separate interim statements of profit or loss should be read in conjunction with the accompanying notes.

5

KT Corporation

Separate Interim Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2024 and 2023

		Three-Month and Six-Month Periods Ended June 30
(In millions of Korean won)	Notes	2024				2023
		Three-month		Six-month		Three-month		Six-month
Profit for the period		~~W~~	314,500	~~W~~	668,531	~~W~~	305,055	~~W~~	624,920

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability	14		(582)		1,571		641		2,717
Valuation gains on equity instruments at fair value through other comprehensive income			115,272		227,409		40,764		111,735
Items that are or may be subsequently reclassified to profit or loss:
Valuation gains (losses) on cash flow hedges	6		57,638		137,472		(10,419)		46,169
Other comprehensive income from cash flow hedges reclassified to profit or loss			(62,295)		(146,591)		(8,850)		(73,746)

Other comprehensive income (loss) for the period, net of tax			110,033		219,861		22,136		86,875

Total comprehensive income (loss) for the period		~~W~~	424,533	~~W~~	888,392	~~W~~	327,191	~~W~~	711,795

The above separate interim statements of comprehensive income should be read in conjunction with the accompanying notes.

6

KT Corporation

Separate Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2024 and 2023

(In millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total equity
Balance as of January 1, 2023		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,347,403	~~W~~	(72,672)	~~W~~	(421,408)	~~W~~	14,858,080
Comprehensive income
Profit for the period			—		—		624,920		—		—		624,920
Gain on valuation of financial assets at fair value through other comprehensive income			—		—		222		111,513		—		111,735
Remeasurements of net defined benefit liabilities	14		—		—		2,717		—		—		2,717
Valuation gains (losses) on cash flow hedges	6		—		—		—		(27,577)		—		(27,577)

Total comprehensive income for the period			—		—		627,859		83,936		—		711,795

Transactions with owners
Dividends paid			—		—		(501,843)		—		—		(501,843)
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(44,422)		—		44,422		—
Acquisition of treasury stock			—		—		—		—		(300,086)		(300,086)
Others			—		—		—		—		6,704		6,704

Subtotal			—		—		(546,265)		—		(248,960)		(795,225)

Balance as of June 30, 2023		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,428,997	~~W~~	11,264	~~W~~	(670,368)	~~W~~	14,774,650

Balance as of January 1, 2024		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,544,425	~~W~~	64,229	~~W~~	(569,872)	~~W~~	15,043,539
Comprehensive income
Profit for the period			—		—		668,531		—		—		668,531
Gain on valuation of financial assets at fair value through other comprehensive income	6		—		—		1,419		225,990		—		227,409
Remeasurements of net defined benefit liabilities	14		—		—		1,571		—		—		1,571
Valuation gains (losses) on cash flow hedges	6		—		—		—		(9,119)		—		(9,119)

Total comprehensive income for the period			—		—		671,521		216,871		—		888,392

Transactions with owners
Dividends paid			—		—		(482,970)		—		—		(482,970)
Interim Dividends paid			—		—		(122,859)		—		—		(122,859)
Acquisition of treasury stock			—				—		—		(27,100)		(27,100)
Disposal of treasury stock			—		—		—		—		3,760		3,760
Retirement of treasury stock							(205,956)				205,956		—
Others			—		—		—		—		(4,656)		(4,656)

Subtotal			—		—		(811,785)		—		177,960		(633,825)

Balance as of June 30, 2024		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,404,161	~~W~~	281,100	~~W~~	(391,912)	~~W~~	15,298,106

The above separate interim statements of changes in equity should be read in conjunction with the accompanying notes.

7

KT Corporation

Separate Interim Statements of Cash Flows

For the six-month periods ended June 30, 2024 and 2023

		Six-Month Periods Ended June 30
(In millions of Korean won)	Notes	2024		2023
Cash flows from operating activities
Cash generated from operations	25	~~W~~	2,641,158	~~W~~	2,524,688
Interest paid			(138,434)		(136,173)
Interest received			101,584		94,543
Dividends received			78,794		91,780
Income tax paid			(130,035)		(121,150)

Net cash inflow from operating activities			2,553,067		2,453,688

Cash flows from investing activities
Collection of loans			18,964		18,880
Disposals of financial assets at amortized cost			297,569		312,956
Disposals of financial assets at fair value through profit or loss			7,445		2,064
Disposals of financial assets at fair value through other comprehensive income			7,851		306
Disposals of investments in subsidiaries, associates and joint ventures			14,899		10,316
Disposals of property and equipment			24,424		13,979
Disposals of intangible assets			2,116		1,235
Disposals of right-of-use assets			100		333
Loans granted			(12,319)		(14,775)
Acquisitions of current financial assets at amortized cost			—		(300,000)
Acquisitions of financial assets at fair value through profit or loss			(10,615)		(2,195)
Acquisitions of investments in subsidiaries, associates and joint ventures			(73,270)		(25,525)
Acquisitions of property and equipment			(968,580)		(1,301,592)
Acquisitions of intangible assets			(276,775)		(308,939)
Acquisitions of right-of-use assets			(444)		(489)

Net cash outflow from investing activities			(968,635)		(1,593,446)

Cash flows from financing activities
Proceeds from borrowings			698,700		1,808,990
Settlement of derivative instruments (inflow)			—		24,935
Dividends paid			(605,829)		(501,843)
Repayments of borrowings			(1,000,247)		(2,072,333)
Acquisition of treasury stock			(27,100)		(300,086)
Decrease in lease liabilities			(169,455)		(160,719)

Net cash outflow from financing activities	26		(1,103,931)		(1,201,056)

Effect of exchange rate change on cash and cash equivalents			10		183

Net increase (decrease) in cash and cash equivalents			480,511		(340,631)
Cash and cash equivalents
Beginning of the period			1,242,005		966,307

End of the period		~~W~~	1,722,516	~~W~~	625,676

The above separate interim statements of cash flows should be read in conjunction with the accompanying notes.

8

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

1.	General Information

KT Corporation (the “Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telecommunication services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Company’s registered office is 90, Buljeonga-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Act on the Management of Government-Invested Institutions and the Privatization Law, the Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represents new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, additional ADS, representing 55,502,161 government-owned shares, were issued on the New York Stock Exchange.

In 2002, the Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As of June 30, 2024, the Korean government does not own any shares in the Company.

9

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

2.	Material Accounting Policies

2.1	Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS” or “K-IFRS”). The accompanying separate interim financial statements have been condensed, restructured, and translated into English from the Korean language financial statements.

The Separate Interim financial statements of the Company for the six-month period ended June 30, 2024, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting and are separate financial statements in accordance with IFRS 1027. In order to understand the interim financial statements, the annual financial statements as of December 31, 2023 prepared in accordance with IFRS should be used together.

2.2	Changes in Accounting Policies and Disclosures

(1)	New and amended standards and interpretations adopted by the Company :

The Company has applied a number of new and amended standards and new interpretations issued that are effective for accounting periods beginning on January 1, 2024.

•	K-IFRS 1001 Presentation of Financial Statements (Amendment in 2020) – Classification of Liabilities as Current or Non-current

The amendments clarify that the classification of liabilities as current and non-current is based on rights that are existing at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

•	K-IFRS 1001 Presentation of Financial Statements (Amendment in 2023) – Non-current Liabilities with Covenants

The amendments specify that only covenants that an entity is required to comply with on or before the end of the reporting period affect the entity’s right to defer settlement of a liability for at least twelve months after the reporting date. Such covenants affect whether the right exists at the end of the reporting period, even if compliance with the covenant is assessed only after the reporting date.

10

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

The amendments also specify that the right to defer settlement of a liability for at least twelve months after the reporting date is not affected if an entity must only comply with a covenant after the reporting period. However, if the entity’s right to defer settlement of a liability is subject to the entity’s compliance with covenants within twelve months after the reporting period, an entity discloses information that enables users of financial statements to understand the risk of the liabilities becoming repayable within twelve months after the reporting period. This would include information about the covenants (including the nature of the covenants and when the entity is required to comply with them), the carrying amount of related liabilities, and facts and circumstances, if any, that indicate that the entity may have difficulties complying with the covenants.

•	K-IFRS 1007 Cash Flow Statement and K-IFRS 1107 Financial Instruments Disclosure (Amendment) - Supplier Finance Agreements

The amendments add a disclosure objective in K-IFRS 1007 Cash Flow Statement stating that an entity is required to disclose information about supplier finance agreements that enables users of financial statements to assess the effects of those arrangements on the Company’s liabilities and cash flows. In addition, K-IFRS 1107 is amended to add supplier finance arrangements as an example within the requirements to disclose information about an entity’s exposure to concentration of liquidity risk.

The term ‘supplier finance agreements’ is not defined; instead, the amendments describe the characteristics of an arrangement for which an entity would be required to provide the information.

To meet the disclosure objective, an entity will be required to disclose in aggregate for its supplier finance arrangements:

•	The terms and conditions of an agreement

•	The carrying amount, and associated line items presented in the entity’s statement of financial position, of the liabilities that are part of the arrangements

•	The carrying amount, and associated line items for which the suppliers have already received payment from the finance providers

•	Ranges of payment due dates for both those financial liabilities that are part of a supplier finance arrangement and comparable trade payables that are not part of a supplier finance arrangement

•	Types of non-cash changes in the carrying amount of financial liabilities corresponding to supplier finance agreements and their impact

•	Liquidity risk information

11

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

•	K-IFRS 1116 Leases (Amendment) - Lease Liability in a Sale and Leaseback

The amendments add a subsequent measurement requirement for sale and leaseback transactions that satisfy the requirements in K-IFRS 1115 Revenue from contracts with customers. The amendments require the seller-lessee to determine ‘lease payments’ or ‘revised lease payments’ in such a way that the seller-lessee does not recognise a gain or loss that relates to the right of use asset retained by the seller-lessee, after the lease commencement date.

•	K-IFRS 1001 Presentation of Financial Statements (Amendment in 2023) - Disclosure of Virtual Assets

The amendments, in addition to additional disclosure requirements required by other Standards for transactions related to virtual assets, set out the disclosure requirements in each case of 1) holding virtual assets; 2) holding virtual assets on behalf of customers; and 3) issuing virtual assets.

When holding a virtual asset, disclosure on the general information of the virtual asset, the applied accounting policy, and the acquisition method, acquisition cost, and the fair value of each virtual asset at the end of the reporting period must be disclosed. In addition, when issuing a virtual asset, the entity’s obligations and the status of fulfilment of the obligation related to the issued virtual asset, the timing and amount of the recognized revenue of the sold virtual asset, the quantity of virtual assets held after issuance, and important contract details should be disclosed.

(2)	New and revised standards and interpretations in issue but not yet effective or adopted by the Company

At the date of authorization of these financial statements, the Company has not applied the following new and amended K-IFRS standards that have been issued but are not yet effective:

•	K-IFRS 1021 The effects of changes in foreign exchange rates and K-IFRS 1101 First time adoption of international financial reporting- Improving Interchangeability

The amendments define situations in which exchange with other currencies is possible for accounting purposes and clarify the assessment of exchangeability with other currencies, the estimation, and requirements for disclosure of spot exchange rates to be used in the absence of exchangeability.

If exchange for other currencies is not possible, the spot exchange rate should be estimated on the measurement date, and the observable exchange rate should be used without adjustment or other estimation techniques should be used.

The above amendments are applicable for annual reporting periods beginning on or after 1 January 2025, with early application permitted.

The Company is reviewing the impact of the above-listed amendments on the financial statements.

12

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

2.3	Accounting Policies

Material accounting policies and method of computation used in the presentation of the separate interim financial statements are consistent with those of the separate financial statements for the year ended December 31, 2023, except for the changes due to the application of amendment and enactments of standards described in Note 2.2 (1) and as described below.

2.3.1	Income Tax Expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual effective income tax rate is applied to the pre-tax income of the interim period.

3.	Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Company to make estimates and assumptions concerning the future. Management also needs to exercise judgement in applying the Company’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the actual results, they pose significant risk of resulting in a material adjustment.

13

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

4.	Financial Instruments by Category

Financial instruments by category as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024
Financial assets	Financial assets at amortized cost		Financial assets at FVTPL	Financial assets at FVOCI	Derivatives used for hedging	Total
Cash and cash equivalents	~~W~~	1,722,516	—	—	—	1,722,516
Trade and other receivables		3,305,853	—	112,859	—	3,418,712
Other financial assets		80,465	510,156	1,736,334	319,903	2,646,858

(In millions of Korean won)	June 30, 2024
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at FVTPL	Derivatives used for hedging	Others	Total
Trade and other payables[1]	~~W~~	4,537,184	—	—	—	4,537,184
Borrowings		7,465,269	—	—	—	7,465,269
Other financial liabilities		—	1,403	895	—	2,298
Lease liabilities		—	—	—	826,383	826,383

[1]	Amounts related to employee benefit plans are excluded in Trade and other payables.

(In millions of Korean won)	December 31, 2023
Financial assets	Financial assets at amortized cost		Financial assets at FVTPL	Financial assets at FVOCI	Derivatives used for hedging	Total
Cash and cash equivalents	~~W~~	1,242,005	—	—	—	1,242,005
Trade and other receivables		3,444,788	—	116,198	—	3,560,986
Other financial assets		377,996	441,321	1,437,684	156,774	2,413,775

(In millions of Korean won)	December 31, 2023
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at FVTPL	Derivatives used for hedging	Others	Total
Trade and other payables[1]	~~W~~	4,659,037	—	—	—	4,659,037
Borrowings		7,559,933	—	—	—	7,559,933
Other financial liabilities		—	1,403	23,076	—	24,479
Lease liabilities		—	—	—	851,610	851,610

[1]	Amounts related to employee benefit plans are excluded in Trade and other payables.

14

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

5.	Trade and Other Receivables

(1)	Trade and other receivables as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024
	Total amounts		Provision for impairment	Present value discount	Carrying amount
Current assets
Trade receivables	~~W~~	3,019,217	(284,019)	(8,572)	2,726,626
Other receivables		408,479	(35,378)	(2,152)	370,949

Total	~~W~~	3,427,696	(319,397)	(10,724)	3,097,575

Non-current assets
Trade receivables	~~W~~	222,679	(927)	(15,315)	206,437
Other receivables		122,412	(431)	(7,281)	114,700

Total	~~W~~	345,091	(1,358)	(22,596)	321,137

(In millions of Korean won)	December 31, 2023
	Total amounts		Provision for impairment	Present value discount	Carrying amount
Current assets
Trade receivables	~~W~~	3,062,159	(278,716)	(8,778)	2,774,665
Other receivables		447,335	(29,616)	(2,115)	415,604

Total	~~W~~	3,509,494	(308,332)	(10,893)	3,190,269

Non-current assets
Trade receivables	~~W~~	275,354	(927)	(18,314)	256,113
Other receivables		121,958	(431)	(6,923)	114,604

Total	~~W~~	397,312	(1,358)	(25,237)	370,717

15

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(2)	Details of other receivables as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Loans	~~W~~	33,289	40,069
Receivables		258,765	261,692
Accrued income		7,545	5,275
Refundable deposits		221,859	253,219
Provision for impairment		(35,809)	(30,047)

Total		485,649	530,208

(3)	The maximum exposure to credit risks for trade and other receivables is the carrying amount of each class of receivables mentioned above as of June 30, 2024.

(4)	The Company classifies a certain portion of the trade receivables as financial assets at FVOCI, based on business model for managing the asset and the cash flow characteristics of the contract.

16

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

6.	Other Financial Assets and Liabilities

(1)	Details of other financial assets and liabilities as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Other financial assets
Financial assets at amortized cost [1]	~~W~~	80,465	377,996
Financial assets at FVTPL [2]		510,156	441,321
Financial assets at FVOCI		1,736,334	1,437,684
Derivatives used for hedging		319,903	156,774
Less: Non-current		(2,484,865)	(2,134,324)

Current	~~W~~	161,993	279,451

Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	1,403	1,403
Derivatives used for hedging		895	23,076
Less: Non-current		(1,403)	(23,819)

Current	~~W~~	895	660

[1]

As of June 30, 2024, the Company’s financial instruments amount to ~~W~~30,464 million (December 31, 2023: ~~W~~30,464 million) and consist of checking account deposits, time deposits, and others which are subject to withdrawal restrictions.

[2]

As of June 30, 2024, the Company provided investment in Korea Software Financial Cooperative and others amounting to ~~W~~1,136 million as collateral in exchange for the payment guarantee provided by the Korea Software Financial Cooperative and others.

(2)	Financial Assets at fair value through profit or loss

1)	Details of financial assets at fair value through profit or loss as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Debt instruments	~~W~~	509,092	440,257
Derivative liabilities held for trading [1]		1,064	1,064
Less: Non-current		(510,156)	(441,321)

Current	~~W~~	—	—

[1]

Derivative assets amounting to ~~W~~1,015 million, which is recognized by an agreement with LS Cable & System Ltd. in connection with LS Marine Solution Co., Ltd. and a call option amounting to ~~W~~49 million in connection with the acquisition of Epsilon Global Communications Pte. Ltd. are included (Note 15).

17

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

2)	The maximum exposure to credit risks debt instruments of financial assets at fair value through profit or loss is the carrying amount of each class of debt instruments above as of June 30, 2024.

(3)	Financial Assets at fair value through other comprehensive income

1)	Details of financial assets at fair value through other comprehensive income as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Equity instruments (Listed)	~~W~~	1,535,145	1,236,495
Equity instruments (Unlisted)		201,189	201,189
Less: Non-current		(1,736,334)	(1,437,684)

Current	~~W~~	—	—

2)

Upon disposal of these equity instruments, any balance within the other comprehensive income is reclassified not to profit or loss, but to retained earnings. Upon disposal of these debt instruments, the remaining balance of the accumulated other comprehensive income is reclassified to profit or loss.

(4)	Derivatives used for hedging

1)	Details of valuation of derivatives used for hedging as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024			December 31, 2023
	Assets		Liabilities	Assets	Liabilities
Currency swap [1]	~~W~~	319,903	895	156,774	23,076
Less: Non-current		(238,371)	—	(105,680)	(22,416)

Current	~~W~~	81,532	895	51,094	660

[1]

The currency swap contract is to hedge the risk of volatility in cash flow from the borrowings due to changes in interest rate and foreign exchange rate and the expected maximum period for the Company to be exposed to risks of cash flow volatility by hedged items is until September 7, 2034.

The entire fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item within 12 months.

18

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

2)	Details of valuation gains and losses from derivatives for risk hedging purposes for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)
	2024				2023
Type of transaction	Valuation gain		Valuation loss	Other comprehensive loss[1]	Valuation gain	Valuation loss	Other comprehensive loss[1]
Currency swap	~~W~~	197,811	193	(12,307)	94,896	185	(36,858)

[1]	The amounts directly reflected in equity are before adjustments of deferred income tax.

3)	The ineffective portion recognized in profit or loss related to cash flow hedges is valuation gains of ~~W~~1,205 million for the year ended June 30, 2024 (June 30, 2023: valuation gains of ~~W~~711 million).

(5)	Financial Liabilities at fair value through profit or loss

1)	Details of financial liabilities at fair value through profit or loss as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Derivative liabilities held for trading [1]	~~W~~	1,403	1,403

[1]	Derivative liabilities recognized in relation to acquisition of Epsilon Global Communications Pte. Ltd. (Note 15).

19

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

7.	Inventories

Inventories as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)
	June 30, 2024				December 31, 2023
	Acquisition cost		Valuation allowance	Carrying amount	Acquisition cost	Valuation allowance	Carrying amount
Merchandise	~~W~~	458,823	(54,688)	404,135	448,307	(80,190)	368,117

Cost of inventories recognized as expenses for the six-month periods ended June 30, 2024 amounts to ~~W~~1,194,359 million (For the six-month period ended June 30, 2023: ~~W~~1,207,991 million), and reversal of inventory valuation loss amounts to ~~W~~25,502 million for the six-month periods ended June 30, 2024 (For the six-month periods ended June 30, 2023: reversal of valuation loss on inventory of ~~W~~7,353 million).

8.	Other Assets and Liabilities

Other assets and liabilities as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Other assets
Advance payments	~~W~~	54,679	60,065
Prepaid expenses		153,953	79,051
Contract costs		1,766,307	1,804,448
Contract assets		775,519	774,435
Less: Non-current		(684,958)	(709,276)

Current	~~W~~	2,065,500	2,008,723

Other liabilities
Advances received [1]	~~W~~	232,584	245,797
Withholdings		19,445	39,214
Unearned revenue		4,008	951
Lease liabilities		826,383	851,610
Contract liabilities		233,254	259,724
Less: Non-current		(622,200)	(677,691)

Current	~~W~~	693,474	719,605

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 Revenue from Contracts with Customers (Note 19).

20

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

9.	Property and Equipment, Investment Properties, and Intangible Assets

(1)	Changes in property and equipment for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Beginning, net	~~W~~	11,492,776	11,540,162
Acquisition and capital expenditure		1,038,655	1,071,669
Disposal and termination		(34,702)	(31,538)
Depreciation		(1,200,285)	(1,153,835)
Transfer to investment properties		(5,651)	(85,493)
Others		(26,426)	(64,711)

Ending, net	~~W~~	11,264,367	11,276,254

(2)	Changes in investment properties for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Beginning, net	~~W~~	1,191,592	1,137,489
Depreciation		(23,757)	(23,496)
Transfer to property and equipment		5,651	85,493

Ending, net	~~W~~	1,173,486	1,199,486

(3)

As of June 30, 2024, the Company (Lessor) has entered into a non-cancellable operating lease contract for real estate. The future minimum lease payments under this contract amount to ~~W~~132,356 million for one year or less, ~~W~~249,802 million for more than one year and less than five years, ~~W~~485,117 million for over five years, and ~~W~~867,275 million in total.

(4)	Details of investment properties provided as collateral as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024
Collateral	Carrying amount		Secured amount	Related account	Related amount	Secured party
Land and buildings	~~W~~	162,933	35,364	Deposits	29,677	Lessee

(In millions of Korean won)	December 31, 2023
Collateral	Carrying amount		Secured amount	Related account	Related amount	Secured party
Land and buildings	~~W~~	165,732	34,952	Deposits	29,211	Lessee

21

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(5)	Changes in intangible assets for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Beginning, net	~~W~~	1,487,848	1,855,679
Acquisition and capital expenditure [1]		31,737	70,641
Disposal and termination		(9,134)	(4,230)
Amortization		(239,188)	(239,942)

Ending, net	~~W~~	1,271,263	1,682,148

[1]	Amounts include transfers from property and equipment.

The carrying amount of goodwill and memberships assessed to have indefinite useful life and, therefore, not subject to amortization is ~~W~~65,057 million (December 31, 2023: ~~W~~65,057 million) and ~~W~~55,906 million (December 31, 2023: ~~W~~54,717 million), respectively as of June 30, 2024.

10.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Carrying amounts in investments in subsidiaries, associates and joint ventures as of June 30, 2024 and December 31, 2023, is as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Subsidiaries	~~W~~	4,411,654	4,381,161
Associates and joint ventures		418,211	415,445

Total	~~W~~	4,829,865	4,796,606

22

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

1)	Investments in subsidiaries as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)			Carrying amount
	Location	Percentage of ownership (%)	June 30, 2024		December 31, 2023
KT Estate Inc.	Korea	100.0%	~~W~~	1,084,522	1,084,522
KT Sat Co., Ltd.	Korea	100.0%		390,530	390,530
KTCS Corporation [1]	Korea	8.4%		6,427	6,427
KTIS Corporation [1]	Korea	33.3%		30,633	30,633
KT Skylife Co., Ltd.	Korea	50.6%		311,696	311,696
BC Card Co., Ltd.	Korea	69.5%		633,004	633,004
KT M&S Co., Ltd.	Korea	100.0%		26,764	26,764
KT Alpha Co., Ltd.	Korea	70.5%		130,924	130,924
KT Telecop Co., Ltd.	Korea	86.8%		134,308	134,308
Nasmedia, Inc.[1]	Korea	44.1%		23,051	23,051
KTDS Co., Ltd.	Korea	91.6%		19,616	19,616
KTGDH Co., Ltd.	Korea	100.0%		2,745	2,745
KT Sports Co., Ltd.	Korea	52.6%		27,327	27,327
KT M Mobile Co., Ltd.	Korea	100.0%		102,237	102,237
KT Service Bukbu Co., Ltd.	Korea	67.3%		3,873	3,873
KT Service Nambu Co., Ltd.	Korea	76.4%		10,160	10,160
KT Strategic Investment Fund No.3	Korea	86.7%		130	2,947
PlayD Co., Ltd. [2]	Korea	23.5%		20,000	20,000
KT MOS Bukbu Co., Ltd.	Korea	100.0%		6,334	6,334
KT MOS Nambu Co., Ltd.	Korea	98.4%		4,267	4,267
Next Connect PFV	Korea	100.0%		24,250	24,250
KT Strategic Investment Fund No.5	Korea	95.0%		19,000	19,000
KT Engineering Co., Ltd.	Korea	59.8%		28,000	28,000
KT Studio Genie Co., Ltd.	Korea	90.9%		283,620	283,620
Lolab Co., Ltd. [3]	Korea	—		—	21,958
KT ES Pte. Ltd.	Singapore	68.8%		81,910	13,640
Altimedia Corporation	Korea	100.0%		22,000	22,000
Kt Cloud Co., Ltd.	Korea	92.7%		901,504	901,504
Others				82,822	95,824

Total			~~W~~	4,411,654	4,381,161

[1]

As of June 30, 2024, although sum of percentage of ownership of the Company and its subsidiaries is less than 50% ownership in these entities, these entities are included in investments in subsidiaries due to the dispersion of other shareholders excluding the Company and voting patterns at previous shareholders’ meetings.

[2]	As of June 30, 2024, this entity is included in investments in subsidiaries, as Nasmedia Co., Ltd. holds 46.9% ownership, while the Company and its subsidiary together hold 70.4% ownership.
[3]	As of June 30, 2024, this entity is excluded from subsidiaries due to loss of control.

23

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

2)	Investments in associates and joint ventures as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			June 30, 2024		December 31, 2023
KIF Investment Fund	Korea	33.3%	~~W~~	115,636	115,636
HD Hyundai Robotics Co., Ltd. [1]	Korea	10.0%		50,000	50,000
Megazone Cloud Corporation [1]	Korea	6.7%		130,001	130,001
KT-DSC Creative Economy YouthStart-up Investment Fund [1]	Korea	17.1%		2,055	2,220
LS Marine Solution Co., Ltd. [1]	Korea	6.6%		5,409	5,409
Others				115,110	112,179

Total				418,211	415,445

[1]

The Company holds less than 20% interest in the investees as of June 30, 2024, but the investments are classified as investments in associates as the Company exerts significant influence over the operational and financial policies.

(2)	Changes in investments in subsidiaries, associates and joint ventures for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Beginning	~~W~~	4,796,606	4,879,219
Acquisition		73,270	25,516
Disposal		(40,011)	(10,311)
Others [1]		—	(771)

Ending	~~W~~	4,829,865	4,893,653

[1]	As of June 30, 2024, the Company exchanged subsidiary corporate investment shares in Lolab Co., Ltd. for redeemable convertible preferred shares of TeamFresh Corp.

24

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

11.	Trade and Other Payables

(1)	Details of trade and other payables as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Current liabilities
Trade payables	~~W~~	931,864	713,833
Other payables		3,520,271	3,518,544

Total	~~W~~	4,452,135	4,232,377

Non-current liabilities
Other payables	~~W~~	480,027	739,766

(2)	Details of other payables as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Non-trade payable	~~W~~	2,334,601	2,880,385
Accrued expenses		1,188,899	879,613
Operating deposits		379,364	401,271
Others		97,434	97,041
Less: Non-current		(480,027)	(739,766)

Current	~~W~~	3,520,271	3,518,544

25

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

12.	Borrowings

(1)	Details of borrowings as of June 30, 2024 and December 31, 2023, are as follows:

1)	Debentures

(In millions of Korean won and foreign currencies in thousands)			June 30, 2024			December 31, 2023
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes [1]	Sep. 7, 2034	6.500%	USD 100,000	~~W~~	138,920	USD 100,000	~~W~~	128,940
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000		555,680	USD 400,000		515,760
MTNP notes	Jul. 19, 2024	0.330%	JPY 400,000		3,457	JPY 400,000		3,651
MTNP notes	Sep. 1, 2025	1.000%	USD 400,000		555,680	USD 400,000		515,760
FR notes [2]	Nov. 1, 2024	Compounded SOFR +1.210%	USD 350,000		486,220	USD 350,000		451,290
MTNP notes	Jan. 21, 2027	1.375%	USD 300,000		416,760	USD 300,000		386,820
MTNP notes	Aug. 8, 2025	4.000%	USD 500,000		694,600	USD 500,000		644,700
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—		160,000	—		160,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	—		100,000	—		100,000
The 186-3rd Public bond	Jun. 26, 2024	—	—		—	—		110,000
The 186-4th Public bond	Jun. 26, 2034	3.695%	—		100,000	—		100,000
The 187-3rd Public bond	Sep. 2, 2024	3.314%	—		170,000	—		170,000
The 187-4th Public bond	Sep. 2, 2034	3.546%	—		100,000	—		100,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%	—		240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—		50,000	—		50,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—		100,000	—		100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%	—		70,000	—		70,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—		170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—		70,000	—		70,000
The 191-2nd Public bond	Jan. 15, 2024	—	—		—	—		80,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—		110,000	—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	—		90,000	—		90,000
The 192-2nd Public bond	Oct. 11, 2024	1.578%	—		100,000	—		100,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000
The 193-2nd Public bond	Jun. 17, 2025	1.434%	—		70,000	—		70,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—		20,000	—		20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%	—		60,000	—		60,000
The 194-1st Public bond	Jan. 26, 2024	—	—		—	—		130,000
The 194-2nd Public bond	Jan. 27, 2026	1.452%	—		140,000	—		140,000
The 194-3rd Public bond	Jan. 27, 2031	1.849%	—		50,000	—		50,000
The 194-4th Public bond	Jan. 25, 2041	1.976%	—		80,000	—		80,000
The 195-1st Public bond	Jun. 10, 2024	—	—		—	—		180,000
The 195-2nd Public bond	Jun. 10, 2026	1.806%	—		80,000	—		80,000

26

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(In millions of Korean won and foreign currencies in thousands)			June 30, 2024			December 31, 2023
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 195-3rd Public bond	Jun. 10, 2031	2.168%	—	~~W~~	40,000	—	~~W~~	40,000
The 196-1st Public bond	Jan. 27, 2025	2.596%	—		270,000	—		270,000
The 196-2nd Public bond	Jan. 27, 2027	2.637%	—		100,000	—		100,000
The 196-3rd Public bond	Jan. 27, 2032	2.741%	—		30,000	—		30,000
The 197-1st Public bond	Jun. 27, 2025	4.191%	—		280,000	—		280,000
The 197-2nd Public bond	Jun. 29, 2027	4.188%	—		120,000	—		120,000
The 198-1st Public bond	Jan. 10, 2025	3.847%	—		70,000	—		70,000
The 198-2nd Public bond	Jan. 12, 2026	3.869%	—		150,000	—		150,000
The 198-3rd Public bond	Jan. 12, 2028	3.971%	—		80,000	—		80,000
The 199-1st Public bond	Jul. 11, 2025	4.028%	—		85,000	—		85,000
The 199-2nd Public bond	Jul. 10, 2026	4.146%	—		160,000	—		160,000
The 199-3rd Public bond	Jul. 12, 2028	4.221%	—		155,000	—		155,000
The 200-1st Public bond	Feb. 27, 2026	3.552%	—		120,000	—		—
The 200-2nd Public bond	Feb. 26, 2027	3.608%	—		200,000	—		—
The 200-3rd Public bond	Feb. 27, 2029	3.548%	—		80,000	—		—

Subtotal					7,081,317			6,976,921
Less: Current portion					(1,689,037)			(1,224,741)
Discount on bonds					(17,282)			(18,468)

Total				~~W~~	5,374,998		~~W~~	5,733,712

[1]

As of June 30, 2024, the Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered on the Singapore Stock Exchange, which allowed the issuance of notes of up to USD 2,000 million. However, the MTN program has been terminated since 2007.

[2]	The Daily SOFR is approximately 5.330% as of June 30, 2024.

27

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

2)	Long-Term Borrowings

(In millions of Korean won and foreign currencies in thousands)
Financial institution	Type	Maturity	Annual interest rates	June 30, 2024		December 31, 2023
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	Jul. 10, 2026	1.000%	~~W~~	1,234	1,480
CA-CIB	Long-term commercial papers	May. 28, 2024	—		—	100,000
		Mar. 15, 2024	—		—	100,000
		May. 28, 2027	3.820%		100,000	—
JPM	Long-term commercial papers	Feb. 28, 2025	2.700%		100,000	100,000
		Mar. 15, 2024	—		—	100,000
DBS	Long-term commercial papers	Jun. 28, 2024	—		—	100,000
		May. 28, 2027	3.820%		100,000	—
KDB	Long-term commercial papers	Mar. 14, 2024	—		—	100,000
Shinhan Bank	Long-term commercial papers	May. 28, 2027	4.09%		100,000	—

Subtotal					401,234	601,480
Less: Current portion					(100,493)	(500,493)

Net				~~W~~	300,741	100,987

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a 7-year grace period.

(2)	Repayment schedule of the Company’s debentures and borrowings including the portion of current liabilities as of June 30, 2024, is as follows:

(In millions of Korean won)	Bonds
	In local currency		In foreign currency	Sub-total	Borrowings	Total
Jul. 1, 2024 ~ Jun. 30, 2025	~~W~~	1,200,000	489,677	1,689,677	100,493	1,790,170
Jul. 1, 2025 ~ Jun. 30, 2026		675,000	1,250,280	1,925,280	493	1,925,773
Jul. 1, 2026 ~ Jun. 30, 2027		580,000	972,440	1,552,440	248	1,552,688
Jul. 1, 2027 ~ Jun. 30, 2028		250,000	—	250,000	—	250,000
After Jul. 1, 2028		1,525,000	138,920	1,663,920	300,000	1,963,920

Total	~~W~~	4,230,000	2,851,317	7,081,317	401,234	7,482,551

28

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

13.	Provisions

Changes in provisions for the six-month period ended June 30, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Litigation		Restoration cost	Others	Total
Beginning balance	~~W~~	25,879	115,747	40,728	182,354
Increase (transfer)		26	3,146	(43)	3,129
Usage		(1,222)	(588)	(185)	(1,995)
Reversal		(3,093)	(443)	—	(3,536)

Ending balance	~~W~~	21,590	117,862	40,500	179,952

Less: Current		(21,590)	(23,116)	(40,476)	(85,182)
Non-current		—	94,746	24	94,770

	2023
(In millions of Korean won)	Litigation		Restoration cost	Others	Total
Beginning balance	~~W~~	30,938	96,667	39,489	167,094
Increase (transfer)		—	10,417	1,345	11,762
Usage		—	(495)	(161)	(656)
Reversal		—	(472)	—	(472)

Ending balance	~~W~~	30,938	106,117	40,673	177,728

Less: Current		(30,938)	(17,651)	(40,375)	(88,964)
Non-current		—	88,466	298	88,764

29

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

14.	Net Defined Benefit Assets

(1)	The amounts recognized in the statements of in the statements of financial position as of June 30, 2024 and December 31, 2023, are determined as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Present value of defined benefit obligations	~~W~~	1,622,584	1,548,588
Fair value of plan assets		(1,651,054)	(1,609,178)

Liabilities (Assets), net	~~W~~	(28,470)	(60,590)

(2)	Changes in the defined benefit obligations for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Beginning	~~W~~	1,548,588	1,493,655
Current service cost		56,177	54,555

Interest expense		30,823	36,665

Benefits paid		(13,004)	(14,526)

Ending	~~W~~	1,622,584	1,570,349

(3)	Changes in the fair value of plan assets for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Beginning	~~W~~	1,609,178	1,674,344
Interest income		32,084	41,301
Remeasurements on plan assets		241	3,072
Benefits paid		(16,349)	(15,859)
Others		25,900	23,013

Ending	~~W~~	1,651,054	1,725,871

(4)	Amounts recognized in the separate statements of profit or loss for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Current service cost	~~W~~	56,177	54,555
Net interest expense		(1,261)	(4,636)
Account transfers		(7,576)	(6,303)

Total expense	~~W~~	47,340	43,616

30

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

15.	Commitments and Contingencies

(1)	As of June 30, 2024, major Covenants with local financial institutions are as follows:

(In millions of Korean won and foreign currencies in thousands)
	Financial institution	Limit		Used amount
Bank overdraft	Kookmin Bank and others	~~W~~	360,000		—
Working capital loan	Korea Development Bank and others		1,120,000		100,000
Inter-Korean Cooperation Fund	Export-Import Bank of Korea		37,700		1,234
Economic Cooperation Business Insurance	Export-Import Bank of Korea		3,240		1,732
Collateralized loan on electronic accounts receivable-trade	Kookmin Bank and others		247,000		23,574
Plus electronic notes payable	Industrial Bank of Korea		50,000		3,370
Derivatives transaction limit	Korea Development Bank and others	USD	1,970,000	USD	1,970,000
	Citi Bank	JPY	400,000	JPY	400,000

	KRW		1,817,940		129,910
Total	USD		1,970,000		1,970,000
	JPY		400,000		400,000

(2)	As of June 30, 2024, guarantees received from financial institutions are as follows:

(In millions of Korean won and foreign currencies in thousands)
	Warranty details	Limit
Hana Bank	Comprehensive credit line	~~W~~	3,100
		USD	8,700
Shinhan Bank	Guarantee for payment in foreign currency and others	USD	34,517
Kookmin Bank	Guarantee for payment in foreign currency	USD	3,186
Woori Bank	Guarantee for payment in foreign currency	USD	5,000
Korea Development Bank	Refund guarantee for advances received	USD	6,811
Korea Software Financial Cooperative	Advance payment/other guarantee and others		1,036,297
Seoul Guarantee Insurance Company	Performance guarantee and others		27,612

Total	KRW		1,067,009
	USD		58,214

(3)

The Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities incurred prior to its spin-off. As of June 30, 2024, the Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~434 million.

31

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(4)

For the six-month period ended June 30, 2024, the Company entered into agreements with Securitization Specialty Companies (2024: First 5G 73rd to 75th Securitization Specialty Co., Ltd., 2023: First 5G 67th to 72nd Securitization Specialty Co., Ltd.) and disposed of its trade receivables related to handset sales. The Company also made asset management agreements with each securitization specialty company and in accordance with the agreement, the Company will receive asset management fees upon liquidation of the securitization specialty company.

(5)

As of June 30, 2024, the Company is a defendant in 125 lawsuits with a total claimed amount of ~~W~~137,207 million. As of June 30, 2024, litigation provisions of ~~W~~21,590 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated as of June 30, 2024 (Note 13).

(6)

According to the financial and other covenants included in certain debentures and borrowings, the Company is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restrictions on provision of additional collateral and disposal of certain assets.

(7)	As of June 30, 2024, the Company participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

(8)	As of June 30, 2024, the contract amount of properties and equipment acquisition agreements made but not yet recognized amounts to ~~W~~355,145 million (December 31, 2023: ~~W~~449,883 million).

(9)

The Company entered into an agreement with financial investors of Epsilon Global Communications Pte., Ltd. regarding the acquisition of shares contract. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, financial investors may exercise the Tag-Along Right, Drag-Along Right, or the right to sell shares for the convertible preferred shares they hold (Note 6).

(10)

The Company has an obligation for additional contributions as per agreement to Storm Ventures FUND VII and others. As of June 30, 2024, remaining amounts of USD 33,900 thousand and JPY 320,000 thousand will be invested through the Capital Call method in the future.

(11)

The Company has the amount of ~~W~~201,615 million (40%) of joint responsibility obligation and ~~W~~302,423 million (60%) of obligation to provide financial support as a construction investor during the construction period with respect to K Defense Co., Ltd. established in accordance with the Private Investment Act on Social Infrastructure. During the operating period, the Company has the amount of ~~W~~438,312 million (100%) of obligation to provide financial support as an operating investor.

32

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(12)

The Company entered into a stock sale contract with HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY. If a certain period of time has elapsed from the date of the contract and the acquired stocks are to be disposed to a third party, HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY may exercise a preferential purchase right to designate a buyer with priority.

(13)

The Company entered into an agreement with LS Cable & System Ltd., which participated in the stock acquisition contract of LS Marine Solution Co., Ltd. Under the agreement, the company may exercise a Put-Option to LS Cable & System Ltd. in the future. (Note 6).

(14)

During the prior period, the Company entered into an agreement with equity investors which participated in the stock acquisition contract of kt cloud Co., Ltd., Under the agreement, in specific occasion, equity investors may exercise a Tag-along or Put-Option to the Company in the future.

(15)	The Company has the obligation of paying Minimum Guarantee as utilizing product bundling of Tving Co., Ltd., and the right to be paid certain proportion of the excess as per agreement.

33

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

16.	Leases

Information for leases when the Company acts as a lessee is as follows. Information on leases when the Company acts as a lessor is described in Note 9.

(1)	The separate statements of financial position shows the following amounts relating to leases:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Right-of-use assets
Property and buildings	~~W~~	841,719	853,425
Machinery and communication line facilities		45,225	50,242
Others		67,741	72,958

Total	~~W~~	954,685	976,625

(In millions of Korean won)	June 30, 2024		December 31, 2023
Lease liabilities [1]
Current	~~W~~	242,567	226,590
Non-current		583,816	625,020

Total	~~W~~	826,383	851,610

[1]	Included in the line item other current liabilities and non-current liabilities in the separate statements of financial position (Note 8).

For the six-month periods ended June 30, 2024 and 2023, right-of-use assets related to leases increased by ~~W~~152,269 million and ~~W~~155,436 million, respectively.

(2)	The separate statements of profit or loss shows the following amounts relating to leases:

(In millions of Korean won)	2024		2023
Depreciation of right-of-use assets
Property and building	~~W~~	142,006	142,301
Machinery and communication line facilities		12,690	13,108
Others		15,701	13,634

Total	~~W~~	170,397	169,043

Interest expense relating to lease liabilities		18,709	19,218
Expense relating to Short-term leases		2,209	1,877
Expense relating to leases of low-value assets that are not short-term leases		4,224	5,487

The total cash outflow for leases for the six-month periods ended June 30, 2024 and 2023 is ~~W~~194,201 million and ~~W~~185,219 million, respectively.

34

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

17.	Retained Earnings

Details of retained earnings as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Legal reserve [1]	~~W~~	782,249	782,249
Voluntary reserves [2]		4,651,362	4,651,362
Unappropriated retained earnings		6,970,550	7,110,814

Total	~~W~~	12,404,161	12,544,425

[1]

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends but may be transferred to share capital with the approval of the Company’s Board of Directors or used to reduce accumulated deficits, if any, with the ratification of the Company’s majority shareholders.

[2]

The reserves of research and development of human resources in other surplus reserves are separately accumulated on disposal of retained earnings on tax filing adjustments when calculating income taxes in accordance with regulations of Tax Reduction and Exemption Control Act of Korea. Reversal of the reserves according to the relevant tax law can be paid out as dividends.

35

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

18.	Other Components of Equity

(1)	The Company’s other components of equity as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Treasury stock	~~W~~	(215,459)	(398,075)
Gain(Loss) on disposal of treasury stock		(69)	301
Share-based compensation		4,486	8,773
Other		(180,870)	(180,871)

Total	~~W~~	(391,912)	(569,872)

(2)	As of June 30, 2024 and December 31, 2023, details of treasury stock, are as follows:

	June 30, 2024		December 31, 2023
Number of shares (in shares)		6,195,910	11,447,338
Amount (in millions of Korean won)	~~W~~	215,459	398,075

Treasury stock held as of June 30, 2024, is expected to be utilized for stock compensation for the Company’s directors, employees, and for other purposes.

36

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

19.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

(1)	The Company has recognized the following amounts relating to revenue in the separate statement of profit or loss:

(In millions of Korean won)	2024			2023
	Three-month		Six-month	Three-month	Six-month
Revenue from contracts with customers	~~W~~	4,488,597	9,126,296	4,430,287	8,993,017
Revenue from other sources		59,699	116,828	57,131	113,395

Total	~~W~~	4,548,296	9,243,124	4,487,418	9,106,412

(2)	Operating revenues for the three- and six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024			2023
	Three-month		Six-month	Three-month	Six-month
Services provided	~~W~~	4,048,038	8,088,606	4,018,611	7,971,223
Sales of goods		500,258	1,154,518	468,807	1,135,189

Total	~~W~~	4,548,296	9,243,124	4,487,418	9,106,412

Revenue from services provided is recognized over time and revenue from sales of goods are recognized at a point in time.

(3)	The Contract assets, liabilities and deferred revenue recognized in relation to the revenues from contracts with customers, are as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Contract assets[1]	~~W~~	1,000,073	1,069,514
Contract liabilities[1]		265,878	291,997
Deferred revenue[2]		71,985	70,314

[1]

The Company recognized contract assets of ~~W~~224,554 and, contract liabilities of ~~W~~32,624 million for long-term construction contracts as of June 30, 2024 (As of December 31, 2023: contract assets and liabilities of ~~W~~295,079 million and ~~W~~32,273 million, respectively). The Company recognizes contract asset as trade receivables and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue related to government grants is excluded.

37

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(4)	The contract costs recognized as assets are as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Incremental cost of obtaining a contract	~~W~~	1,611,205	1,647,156
Cost of contract performance		155,102	157,292

Total	~~W~~	1,766,307	1,804,448

The Company recognized ~~W~~920,922 million as operating expenses for the six-month period ended June 30, 2024 (six-month period ended June 30, 2023: ~~W~~946,595 million) related to contract cost assets.

The Company did not recognize an impairment loss in anticipation of full recovery of costs recognized as assets.

(5)	For the three- and six-month periods ended June 30, 2024 and 2023, the revenue recognition arising from carried-forward contract liabilities and deferred revenue from prior year, is as follows:

(In millions of Korean won)	2024			2023
	Three-month		Six-month	Three-month	Six-month
Revenue recognized from the beginning balance of contract liabilities
Allocation of the transaction price	~~W~~	49,971	107,651	53,426	117,435
Deferred revenue of joining/installment fees		9,615	20,225	9,679	20,360

Total	~~W~~	59,586	127,876	63,105	137,795

38

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

20.	Operating Expenses

(1)	Operating expenses for the three- and six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024			2023
	Three-month		Six-month	Three-month	Six-month
Salaries and wages	~~W~~	631,312	1,172,032	583,266	1,113,418
Depreciation		603,709	1,204,206	579,976	1,154,267
Depreciation of right-of-use assets		50,909	170,367	84,005	169,043
Amortization of intangible assets		149,331	234,678	118,617	238,511
Commissions		484,353	948,222	465,359	909,190
Interconnection charges		102,165	212,091	109,660	220,898
International interconnection fees		26,425	63,285	44,245	92,019
Purchase of inventories		586,448	1,204,874	341,221	1,110,843
Changes in inventories		(93,878)	(36,017)	120,064	89,795
Sales promotion expense and sales commissions		618,582	1,239,182	637,152	1,263,112
Service costs		201,694	401,126	181,808	364,503
Purchase of contents		174,325	349,591	152,634	299,551
Utilities		95,626	188,988	90,954	178,646
Taxes and dues		49,972	101,172	51,031	103,115
Rent		31,293	59,178	28,674	57,358
Insurance premiums		10,023	24,115	11,511	26,167
Installation fees		115,970	228,048	109,932	220,791
Advertising expenses		33,570	57,726	29,719	55,354
Research and development expenses		57,553	117,624	49,932	99,406
Bad debt expenses		12,145	25,297	14,100	27,421
Others		247,911	524,708	276,134	517,437

Total	~~W~~	4,189,438	8,490,493	4,079,994	8,310,845

(2)	Details of employee benefits for the three- and six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024			2023
	Three-month		Six-month	Three-month	Six-month
Short-term employee benefits	~~W~~	586,232	1,082,114	538,964	1,028,371
Post-employment benefits (defined benefits)		23,495	47,340	21,775	43,616
Post-employment benefits (defined contributions)		16,049	28,403	13,069	27,092
Share-based compensation		(101)	1,738	5,180	6,736
Others		5,637	12,437	4,278	7,603

Total	~~W~~	631,312	1,172,032	583,266	1,113,418

39

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

21.	Other Income and Other Expenses

(1)	Other income for the three- and six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024			2023
	Three-month		Six-month	Three-month	Six-month
Gain on disposal of property and equipment	~~W~~	5,017	22,279	4,704	12,210
Gain on disposal of right-of-use assets		1,184	1,559	1,325	1,650
Gain on disposal of intangible assets		—	99	—	—
Compensation on impairment of property and equipment		35,515	65,600	37,836	69,848
Gain on disposal of investments in subsidiaries and associates		30,882	30,882	—	5
Dividends received		5,173	39,146	65	60,707
Gain on government subsidies		4,856	14,207	7,957	17,359
Others		3,630	12,352	3,192	9,820

Total	~~W~~	86,257	186,124	55,079	171,599

(2)	Other expenses for the three- and six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024			2023
	Three-month		Six-month	Three-month	Six-month
Loss on disposal of properties and equipments	~~W~~	18,807	32,558	17,442	29,771
Loss on disposal of right-of-use assets		979	1,273	687	916
Loss on disposal of intangible assets		1,473	7,117	2,436	2,995
Loss on disposal of investments in subsidiaries and associate		3,154	3,154	—	—
Donations		25	2,685	17	15,277
Others		13,482	39,404	42,767	63,052

Total	~~W~~	37,920	86,191	63,349	112,011

40

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

22.	Finance Income and Costs

(1)	Details of financial income for the three- and six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024			2023
	Three-month		Six-month	Three-month	Six-month
Interest income	~~W~~	56,962	113,773	50,050	105,009
Gain on foreign currency transactions		3,216	4,766	3,782	6,989
Gain on foreign currency translation		15,888	19,067	8,418	10,453
Gain on transaction of derivatives		—	—	3,132	3,132
Gain on valuation of derivatives		83,929	197,811	7,388	94,896
Gain on disposal of trade receivables		—	—	3,441	3,441
Gain on dividends		10,429	39,648	32,577	32,580
Gain on disposal of financial assets		526	4,990	69	892
Gain on valuation of financial assets		2,746	2,746	706	706

Total	~~W~~	173,696	382,801	109,563	258,098

(2)	Details of financial costs for the three- and six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024			2023
	Three-month		Six-month	Three-month	Six-month
Interest expenses	~~W~~	70,687	138,561	77,362	142,588
Loss on foreign currency transactions		2,557	4,003	6,243	9,776
Loss on foreign currency translation		86,598	205,150	8,431	97,824
Loss on valuation of derivatives		100	193	185	185
Loss on disposal of trade receivables		3,227	3,587	2,129	7,065
Loss on valuation of financial assets		7,057	7,057	19,716	33,471
Loss on disposal of financial assets		1,551	1,551	—	—

Total	~~W~~	171,777	360,102	114,066	290,909

41

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

23.	Income Tax Expense

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual effective income tax rate used for the year ending December 31, 2024, is 23.6%.

24.	Earnings per Share

Basic earnings per share for the three- and six-month periods ended June 30, 2024 and 2023, are calculated as follows:

(1)	Basic Earnings per Share

Basic earnings per share is calculated by dividing the profit for the period by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares held by the Company as treasury stock.

	2024			2023
	Three-month		Six-month	Three-month	Six-month
Profit attributable to ordinary shares (In millions of Korean won)	~~W~~	314,500	668,531	305,055	624,920
Weighted average number of ordinary shares outstanding (In number of shares)		245,756,858	245,993,685	249,590,243	252,588,190

Basic earnings per share (In Korean won)	~~W~~	1,280	2,718	1,222	2,474

42

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(2)	Diluted Earnings per Share

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding assuming that all dilutive potential ordinary shares are converted into ordinary shares. The Company has dilutive potential ordinary shares from other share-based compensation.

	2024			2023
	Three-month		Six-month	Three-month	Six-month
Profit attributable to ordinary shares (In millions of Korean won)	~~W~~	314,500	668,531	305,055	624,920
Diluted profit attributable to ordinary shares (In millions of Korean won)		314,500	668,531	305,055	624,920
Number of dilutive potential ordinary shares outstanding (In number of shares)		25,111	66,620	135,219	123,912
Weighted average number of ordinary shares outstanding (In number of shares)		245,781,969	246,060,305	249,725,462	252,712,111

Diluted earnings per share (In Korean won)	~~W~~	1,280	2,717	1,222	2,473

Diluted earnings per share is calculated by dividing the profit for the period by the sum of the weighted average number of ordinary shares and dilutive potential ordinary shares. This calculation takes into account both ordinary shares and all dilutive potential shares.

43

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

25.	Cash Generated from Operations

(1)	Cash flows from operating activities for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
1. Profit for the period	~~W~~	668,531	624,920
2. Adjustments for:
Income tax expense		206,732	197,424
Interest income		(113,773)	(105,009)
Interest expense		138,561	141,697
Dividend income		(78,794)	(93,288)
Depreciation		1,224,042	1,177,331
Amortization of intangible assets		239,188	239,942
Depreciation of right-of-use assets		170,397	169,043
Provisions for post-employment benefits (defined benefits)		54,916	49,919
Allowance for bad debts		38,827	37,712
Gain on disposal of investments in subsidiaries, associates and joint ventures		(27,728)	(5)
Loss on disposal of property and equipment		10,279	17,561
Loss on disposal of intangible assets		7,018	2,995
Gain on disposal of right-of-use assets		(286)	(734)
Loss on foreign currency translation		186,083	87,371
Gain on valuation of derivatives, net		(197,618)	(75,587)
Loss on valuation of financial assets at fair value through profit or loss		4,311	10,509
Gain on disposal of financial assets at fair value through profit or loss		(3,440)	(892)
Others		(20,485)	10,166
3. Changes in operating assets and liabilities
Decrease in trade receivables		86,935	123,299
Decrease in other receivables		24,626	1,521
Increase in other current assets		(56,778)	(48,762)
Decrease in other non-current assets		24,318	19,084
Decrease (Increase) in inventories		(11,885)	94,416
Increase in trade payables		216,668	122,742
Decrease in other payables		(57,776)	(222,477)
Increase (decrease) in other current liabilities		(42,138)	1,382
Decrease in other non-current liabilities		(14,286)	(12,004)
Increase (decrease) in provisions		(627)	1,943
Increase (decrease) in deferred revenue		2,974	(11,961)
Payment of post-employment benefits (defined benefits)		(149,111)	(123,868)
Decrease in plan assets		111,477	88,298

4. Cash generated from operations (1+2+3)	~~W~~	2,641,158	2,524,688

44

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(2)	Significant transactions not affecting cash flows for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Reclassification of the current portion of borrowings	~~W~~	1,029,232	999,724
Reclassification of construction-in-progress to property and equipment		882,119	1,127,413
Change of other payables relating to acquisition of property and equipment		71,454	(231,455)
Change of other payables relating to acquisition of intangible assets		(272,955)	(304,125)
Reclassification of other payables from net defined benefit liabilities		(15,079)	(13,890)
Increase in financial assets due to stock exchange		52,841	—

45

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

26.	Changes in Liabilities Arising from Financing Activities

Details of changes in liabilities related to cash flows that have been classified as financing activities or will be classified as financing activities in the separate statement of cash flows for the six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of Korean won)	2024
				Others
	Beginning		Cash flows	Acquisition	Changes in FX rate	Fair value change	Other changes	Ending
Borrowings	~~W~~	7,559,933	(301,547)	—	203,622	—	3,261	7,465,269
Lease liabilities		851,610	(169,455)	163,424	—	—	(19,196)	826,383
Derivative liabilities		23,077	—	—	193	42	(22,417)	895
Derivative assets		(156,774)	—	—	(196,606)	11,060	22,417	(319,903)

Total	~~W~~	8,277,846	(471,002)	163,424	7,209	11,102	(15,935)	7,972,644

(In millions of Korean won)	2023
				Others
	Beginning		Cash flows	Acquisition	Changes in FX rate	Fair value change	Other changes	Ending
Borrowings	~~W~~	7,495,561	(263,343)	—	97,148	—	7,700	7,337,066
Lease liabilities		865,280	(160,719)	158,293	—	—	(21,902)	840,951
Derivative liabilities		32,402	—	—	(22,564)	6,957	—	16,795
Derivative assets		(185,989)	24,935	—	(71,435)	29,190	(3,131)	(206,430)

Total	~~W~~	8,207,254	(399,127)	158,293	3,149	36,147	(17,333)	7,988,382

46

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

27.	Related Party Transactions

(1)	The list of related parties of the Company as of June 30, 2024, is as follows:

Relationship	Name of Entity
Subsidiaries	82 entities including KT Estate Inc., KT Skylife Co., Ltd., BC Card Co., Ltd.

Associates and joint ventures	53 entities including K Bank Inc., KIF Investment Fund, Megazone Cloud Corporation, KIAMCO Data Center Development Real Estate General Private Placement Investment Blind Trusts

Others[1]	Goody Studio Co., Ltd., Rebellion Inc., Digital Pharm Co., Ltd., Mastern No.127 Logispoint Daegu Co., Ltd., KORAMKO No. 143 General Private Real Estate Investment Company

[1]	Included within the scope of related parties under Korean IFRS 1024 due to the presence of significant influence, even though treated in accordance with Korean IFRS 1109

(2)

The amount of the installment handset sales receivable inherited from KTIS Corporation, KTCS Corporation, KT Telecop Co., Ltd., KT M&S Co., Ltd. and KT Service Nambu Co., Ltd. for the year ended June 30, 2024 is ~~W~~248,141 million.

(3)

The Company has entered into an additional agreement in relation to providing communication service in wholesale with KT M Mobile Co., Ltd. in connection with the agreement, the Company offsets all or partial receivables against payables for joining mobile telecommunication services and usage of network arising from telecommunication operations.

47

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(4)	Outstanding balances of receivables and payables in relation to transaction with related parties as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024
	Receivables				Payables
	Trade receivables		Loans and others	Other receivables	Trade payables	Other payables	Lease liabilities
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	41	—	—	—	11,798	—
KT Telecop Co., Ltd.		208	—	766	1,561	26,970	—
KTCS Corporation		133	—	5,821	—	59,428	5
KTIS Corporation		10,843	—	48	—	47,868	—
KT Service Bukbu Co., Ltd.		24	—	—	—	19,152	—
KT Service Nambu Co., Ltd.		1	—	—	—	23,133	—
KT Skylife Co., Ltd.		35,377	—	12,708	1,154	16,459	—
KTDS Co., Ltd.		974	—	714	38,832	76,500	—
KT Estate Inc.		821	—	41,881	—	14,246	12,619
Skylife TV Co., Ltd.		17	—	14	—	2,644	—
BC Card Co., Ltd. [1]		7,210	—	7	—	6,756	7
KT Sat Co., Ltd.		1,617	—	—	—	1,829	—
KT Alpha Co., Ltd.		5,572	—	82	1,182	8,866	—
KT Commerce Inc.		100	—	59	3,054	32,885	1,956
KT M&S Co., Ltd.		10	5,775	113	—	49,720	—
GENIE Music Corporation		13,714	—	930	—	14,896	—
KT M Mobile Co., Ltd.		51,605	—	3	—	6,326	—
Nasmedia, Inc.		2,201	—	—	—	824	—
KT MOS Bukbu Co., Ltd.		11	—	—	—	15,212	—
KT MOS Nambu Co., Ltd.		—	—	89	—	14,184	—
KT Engineering Co., Ltd		24	—	1,183	76	62,203	—
KT Studio Genie Co., Ltd.		11	—	7,040	—	24,998	—
Kt cloud Co., Ltd.		22,847	—	2	—	41,835	134
East Telecom LLC		5,646	14,410	—	83	—	—
Others		14,019	—	10,009	3,169	10,148	17
Associates and joint ventures
K Bank Inc.		442	—	2,413	—	2	—
Others		301	—	3	—	5,183	1,217
Others
Others		2	—	—	—	—	—

Total	~~W~~	173,771	20,185	83,885	49,111	594,065	15,955

48

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(In millions of Korean won)	December 31, 2023
	Receivables				Payables
	Trade receivables		Loans and others	Other receivables	Trade payables	Other payables	Lease liabilities
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	13	—	3	—	13,404	—
KT Telecop Co., Ltd.		426	—	644	2,534	26,002	—
KTCS Corporation		140	—	8,316	—	52,542	5
KTIS Corporation		11,258	—	25	—	47,246	—
KT Service Bukbu Co., Ltd.		19	—	4	—	24,375	—
KT Service Nambu Co., Ltd.		—	—	9	—	24,653	—
KT Skylife Co., Ltd.		37,070	—	11,062	—	8,457	—
KTDS Co., Ltd.		1,633	—	3,361	1,107	132,711	—
KT Estate Inc.		1,202	—	42,614	—	22,861	1,677
Skylife TV Co., Ltd.		54	—	—	—	2,289	—
BC Card Co., Ltd. [1]		699	—	6,443	—	1,123	3
KT Sat Co., Ltd.		1,272	—	1	—	1,908	—
KT Alpha Co., Ltd.		4,684	—	79	—	9,226	—
KT Commerce Inc.		167	—	2	8,124	19,296	—
KT M&S Co., Ltd.		240	8,400	243	—	95,671	—
GENIE Music Corporation		13,714	—	434	—	17,741	—
KT M Mobile Co., Ltd.		47,214	—	48	—	5,812	—
Nasmedia, Inc.		1,992	—	3	—	686	—
KT MOS Bukbu Co., Ltd.		10	—	8	—	15,605	—
KT MOS Nambu Co., Ltd.		—	—	119	—	12,899	—
KT Engineering Co., Ltd		18	—	809	2,370	82,831	—
KT Studio Genie Co., Ltd.		9	—	1,339	—	30,737	—
Kt cloud Co., Ltd.		11,403	—	10	—	61,919	330
East Telecom LLC		5,045	12,704	—	69	—	—
Others		5,571	—	136	1,906	11,848	23
Associates and joint ventures
K Bank Inc.		203	—	101,267	—	1	—
Others		256	—	3	—	521	1,331

Total	~~W~~	144,312	21,104	176,982	16,110	722,364	3,369

[1]	As of June 30, 2024, the unsettled amount of ~~W~~6,666 million (December 31, 2023: ~~W~~1,002 million) in credit card transaction with BC Card Co., Ltd. is included in trade payables.

49

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(5)	Significant transactions with related parties for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Sales			Purchases
	Operating revenue		Other income	Operating expenses	Others [1]	Acquisition of right-of- use assets	Finance income	Finance costs	Dividends received
Subsidiaries
KT Linkus Co., Ltd. [1]	~~W~~	2,747	12	29,643	5	1	—	—	—
KT Telecop Co., Ltd. [1]		3,543	—	68,228	10	—	2	—	—
KTCS Corporation		44,048	2	172,923	1	—	—	—	318
KTIS Corporation[1]		32,369	104	165,871	595	—	—	—	1,224
KT Service Bukbu Co., Ltd. [1]		5,390	—	105,135	931	—	—	—	—
KT Service Nambu Co., Ltd. [1]		6,731	—	127,772	1,283	—	—	—	—
KT Skylife Co., Ltd. [1]		70,782	1	9,095	30	—	—	—	8,368
KTDS Co., Ltd. [1]		6,690	—	216,193	27,325	—	—	—	4,848
KT Estate Inc. [1]		25,895	11	40,344	693	24,466	—	349	8,600
Skylife TV Co., Ltd.		6,232	—	5,461	—	—	—	—	—
BC Card Co., Ltd.		4,680	—	14,739	—	4	2	—	4,589
KT Sat Co., Ltd.		3,782	—	5,706	—	—	—	—	—
KT Alpha Co., Ltd.		30,691	—	21,847	—	—	2	—	—
KT Commerce Inc. [1]		598	—	39,275	59,696	1,144	—	18	—
KT M&S Co., Ltd.		143,653	16	132,553	—	—	—	—	—
GENIE Music Corporation		188	—	27,121	—	—	—	—	—
KT M Mobile Co., Ltd.		125,842	44	1,409	—	—	—	—	—
Nasmedia, Co., Ltd.		152	2	1,506	—	—	—	—	3,487
KT MOS Nambu Co., Ltd. [1]		933	—	46,192	3,375	—	—	—	—
KT MOS Bukbu Co., Ltd. [1]		1,531	—	45,799	3,567	—	—	—	—
KT Engineering Co., Ltd. [1]		1,637	—	19,972	69,251	—	—	—	—
KHS Corporation		7	—	3,980	—	—	—	—	—
KT Studio Genie Co., Ltd. [1]		94	—	3,704	20,227	—	—	—	—
Kt cloud Co., Ltd.		48,094	—	76,144	259	1	—	5	—
Others		13,578	355	52,241	257	10	2	—	3,861
Associates and joint ventures
K Bank Inc.		2,196	—	105	—	—	918	—	—
Others		1,535	—	2,783	—	19	—	25	3,850
Others
Rebellions Co., Ltd.		16	—	—	—	—	—	—	—

Total	~~W~~	583,634	547	1,435,741	187,505	25,645	926	397	39,145

[1]	The amount of acquisition of properties, equipment and others is included.

50

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(In millions of Korean won)	2023
	Sales			Purchases
	Operating revenue		Other income	Operating expenses	Others [1]	Acquisition of right-of- use assets	Finance income	Finance costs	Dividends received
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	3,397	1	29,649	—	1	—	—	—
KT Telecop Co., Ltd.		3,318	33	82,692	—	—	6	—	—
KTCS Corporation		44,595	2	165,320	—	—	—	—	381
KTIS Corporation		36,163	—	164,839	—	—	—	—	1,224
KT Service Bukbu Co., Ltd.		7,503	—	108,535	—	—	—	—	—
KT Service Nambu Co., Ltd.		7,560	—	125,141	—	—	—	—	—
KT Skylife Co., Ltd.		57,019	8	12,410	—	—	—	—	8,368
KTDS Co., Ltd.		6,210	—	222,850	—	—	1	—	7,560
KT Estate Inc. [1]		27,360	22	41,278	491	24,487	—	424	17,500
Skylife TV Co., Ltd.		7,562	—	5,184	—	—	—	—	—
BC Card Co., Ltd.		4,763	14	16,432	—	—	3	—	11,320
KT Sat Co., Ltd.		3,992	—	5,253	—	—	—	—	7,000
KT Alpha Co., Ltd.		31,776	—	17,246	—	—	1	—	—
KT Commerce Inc. [1]		709	—	41,899	37,819	—	—	—	—
KT M&S Co., Ltd.		145,460	21	126,603	—	—	—	—	—
GENIE Music Corporation		450	—	26,089	—	—	—	—	—
KT M Mobile Co., Ltd.		107,018	22	4,279	—	—	—	—	—
Nasmedia, Co., Ltd.		257	—	1,983	—	—	—	—	3,170
KT MOS Nambu Co., Ltd.		923	—	47,125	—	—	—	—	—
KT MOS Bukbu Co., Ltd.		1,368	—	47,561	—	—	—	—	—
KT Engineering Co., Ltd. [1]		478	—	12,507	52,856	—	—	—	—
KHS Corporation		2	—	4,189	—	—	—	—	—
KT Studio Genie Co., Ltd. [1]		61	—	12,234	41,638	—	—	—	—
Kt cloud Co., Ltd.		50,945	—	67,663	—	776	—	5	—
Others [2]		12,359	8	41,930	1	10	—	1	3,045
Associates and joint ventures
K Bank Inc.		1,197	—	74	—	—	1,355	—	—
Others [3]		579	67	2,866	—	34	—	36	1,139

Total	~~W~~	563,024	198	1,433,831	132,805	25,308	1,366	466	60,707

[1]	The amount of acquisition of properties, equipments and others is included.
[2]	Transactions with KT Strategic Investment Fund No.2 before it was excluded from subsidiary are included.
[3]	Transactions with KT living Inc. (formerly KD living Inc.) before it was classified as subsidiary are included.

51

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(6)	Key management compensation for the six-month periods ended June 30, 2024 and 2023, consists of:

(In millions of Korean won)	2024		2023
Salaries and other short-term benefits	~~W~~	824	619
Post-employment benefits		97	71
Stock-based compensation		332	302

Total	~~W~~	1,253	992

(7)	Fund transactions with related parties for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Loan transactions			Borrowing transactions[1]
	Loans		Collections	Borrowings	Repayments	Equity contributions in cash and others
Subsidiaries
KT M&S Co., Ltd.	~~W~~	29,400	32,025	—	—	—
KT Estate Inc.		—	—	—	12,638	—
Others		—	—	1,996	248	—
Associates and joint ventures
IBK-KT Young Entrepreneurs MARS Investment Fund		—	—	—	—	5,000
KT-IBKC Future Investment Fund 1		—	—	—	—	(1,820)
TeamFresh Corp.[2]		—	—	—	—	52,841
Others Investment Association		—	—	—	158	(415)

Total	~~W~~	29,400	32,025	1,996	13,044	55,606

[1]	Lease transactions are included in borrowing transactions.
[2]	The transaction involved acquiring redeemable convertible preference shares of TeamFresh Corp. and occurred in the process of exchange with the shares of Lolab Co., Ltd. that were held.

52

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(In millions of Korean won)	2023
	Loan transactions			Borrowing transactions[1]
	Loans		Collections	Borrowings	Repayments	Equity contributions in cash and others
Subsidiaries
KT M&S Co., Ltd.	~~W~~	29,400	32,025	—	—	—
KT Estate Inc.		—	—	29	12,728	—
KT HEALTHCARE VINA COMPANY LIMITED		—	—	—	—	13,001
Others[2]		784	—	—	413	(9,030)
Associates and joint ventures
Telco Credit Bureau Co., Ltd.		—	—	—	—	6,500
KT-IBKC Future Investment Fund 1		—	—	—	—	(910)
Others Investment Association		—	—	—	155	3,955

Total	~~W~~	30,184	32,025	29	13,296	13,516

[1]	Lease transactions are included in borrowing transactions.
[2]	Transactions with KT Strategic Investment Fund No.2 before it was excluded from subsidiary are included.

(8)	As of June 30, 2024, the Company has entered into a credit card agreement with a limit of ~~W~~16,554 million (December 31, 2023: ~~W~~10,923 million) with BC Card Co., Ltd.

(9)

The Company has an obligation to invest in KIAMCO Data Center Development Real Estate General Private Placement Investment Blind Trusts, a related party, and others according to the agreement. As of June 30, 2024 the Company is planning to an additional investment of ~~W~~54,135 million.

53

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

28.	Fair Value

During the period ended June 30, 2024, there have been no significant changes in the business or economic environment that affect the fair value of the Company’s financial assets and liabilities.

(1)	Fair Value by Financial Instruments Category

Carrying amounts and fair values of the financial assets and financial liabilities by category as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024			December 31, 2023
	Carrying amount		Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	~~W~~	1,722,516	[1]	1,242,005	[1]
Trade and other receivables
Financial assets measured at amortized cost		3,305,853	[1]	3,444,788	[1]
Financial assets at fair value through other comprehensive income		112,859	112,859	116,198	116,198
Other financial assets
Financial assets measured at amortized cost		80,465	[1]	377,996	[1]
Financial assets at fair value through profit or loss		510,156	510,156	441,321	441,321
Financial assets at fair value through other comprehensive income		1,736,334	1,736,334	1,437,684	1,437,684
Derivative financial assets for hedging purpose		319,903	319,903	156,774	156,774

Total	~~W~~	7,788,086		7,216,766

Financial liabilities
Trade and other payables	~~W~~	4,537,184	[1]	4,659,037	[1]
Borrowings		7,465,269	7,086,076	7,559,933	7,328,734
Other financial liabilities
Financial assets at fair value through profit or loss		1,403	1,403	1,403	1,403
Derivative financial liabilities for hedging purpose		895	895	23,076	23,076

Total	~~W~~	12,004,751		12,243,449

[1]	Since the carrying amount represents a reasonable approximation of fair value, it has been excluded from the fair value disclosures.
[2]	Lease receivables are excluded from fair value disclosure in accordance with Korean IFRS 1107.

54

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(2)	Fair Value Hierarchy

Assets measured at fair value or for which the fair value is disclosed are categorized within the fair value hierarchy, and the defined levels are as follows:

•	Level 1: The quoted (unadjusted) price in active markets for identical assets or liabilities that an entity can access at the measurement date.

•	Level 2: All inputs other than quoted prices included in Level 1 that are observable (either directly that is, or indirectly that is, derived from prices) for the asset or liability.

•	Level 3: The unobservable inputs for the asset or liability.

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured or disclosed at fair value or its fair value is disclosed as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024
	Level 1		Level 2	Level 3	Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	112,859	—	112,859
Other financial assets
Financial assets at fair value through profit or loss		—	—	510,156	510,156
Financial assets at fair value through other comprehensive income		1,535,145	—	201,189	1,736,334
Derivative financial assets for hedging		—	319,903	—	319,903

Total	~~W~~	1,535,145	432,762	711,345	2,679,252

Liabilities
Borrowings	~~W~~	—	7,086,076	—	7,086,076
Other financial liabilities
Financial assets at fair value through profit or loss		—	—	1,403	1,403
Derivative financial liabilities for hedging		—	895	—	895

Total	~~W~~	—	7,086,971	1,403	7,088,374

55

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(In millions of Korean won)	December 31, 2023
	Level 1		Level 2	Level 3	Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	116,198	—	116,198
Other financial assets
Financial assets at fair value through profit or loss		—	—	441,321	441,321
Financial assets at fair value through other comprehensive income		1,236,495	—	201,189	1,437,684
Derivative financial assets for hedging		—	156,774	—	156,774

Total	~~W~~	1,236,495	272,972	642,510	2,151,977

Liabilities
Borrowings	~~W~~	—	7,328,734	—	7,328,734
Other financial liabilities
Financial assets at fair value through profit or loss		—	—	1,403	1,403
Derivative financial liabilities for hedging		—	23,077	—	23,077

Total	~~W~~	—	7,351,811	1,403	7,353,214

56

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(3)	Transfers between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

1)	Details of transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements.

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

2)	Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements for the six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of Korean won)	2024
	Financial assets			Financial liabilities
	Financial assets at FVTPL		Financial assets at FVOCI	Financial liabilities at FVTPL
Beginning balance	~~W~~	441,321	201,189	1,403
Acquisition		10,615	—	—
Transfer		50,341	—	—
Disposal		(2,455)	—	—
Amount recognized in profit or loss		10,334	—	—

Ending balance	~~W~~	510,156	201,189	1,403

(In millions of Korean won)	2023
	Financial assets			Financial liabilities
	Financial assets at FVTPL		Financial assets at FVOCI	Financial liabilities at FVTPL
Beginning balance	~~W~~	410,388	198,453	5,164
Acquisition		2,195	—	—
Transfer		—	1,287	—
Disposal		(1,172)	(6)	—
Amount recognized in profit or loss		(20,643)	—	4,274

Ending balance	~~W~~	390,768	199,734	9,438

57

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(4)	Valuation Techniques and Inputs

Valuation methods used in recurring fair value measurements categorized within Level 2 and Level 3 of the fair value hierarchy as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	112,859	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		510,156	3	DCF Model, Adjusted Net Asset Model, Binomial Option Pricing Model, Monte Carlo Simulation
Financial assets at fair value through other comprehensive income		201,189	3	Market Approach Model
Derivative financial assets for hedging		319,903	2	DCF Model
Liabilities
Borrowings	~~W~~	7,086,076	2	DCF Model
Other financial liabilities
Financial assets at fair value through profit or loss		1,403	3	Binomial Option Pricing Model
Derivative financial liabilities for hedging		895	2	DCF Model

58

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

(In millions of Korean won)	December 31, 2023
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	116,198	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		441,321	3	DCF Model, Adjusted Net Asset Model, Binomial Option Pricing Model, Monte Carlo Simulation
Financial assets at fair value through other comprehensive income		201,189	3	Market Approach Model
Derivative financial assets for hedging		156,774	2	DCF Model
Liabilities
Borrowings	~~W~~	7,328,734	2	DCF Model
Other financial liabilities
Financial assets at fair value through profit or loss		1,403	3	Binomial Option Pricing Model
Derivative financial liabilities for hedging		23,077	2	DCF Model

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Company engages external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discusses valuation processes and results with the CFO in line with the Company’s closing dates.

59

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2024 and 2023, and December 31, 2023

29.	Events After the Reporting Period

The Company has decided on a quarterly dividend at the Board of Directors dated July 16, 2024, and the details are as follows.

Type	Details
Dividend per share	~~W~~500 (Total dividend: ~~W~~122,913 million)

Dividend yield	1.4%

Dividend report date	June 30, 2024

Dividend pay date	July 30, 2024

60